Exhibit 99.2

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held at the Arcadian Loft, Room #4, located at Simpson Tower, 8th floor, 401 Bay Street, Toronto, Ontario, M5H 1A1, on Wednesday, May 10, 2017 at 4:00 p.m. (EDT), for the following purposes:

1.	to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2016 and the report of the auditor thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 30, 2017 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (Toronto time) on May 8, 2017 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chairman, at his discretion, and without notice. If you are a non-registered shareholder such that your shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 30th day of March, 2017.

BY ORDER OF THE BOARD

STEPHEN J.J. LETWIN
President and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual general meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at the Arcadian Loft – Room #4, located at Simpson Tower, 8th floor, 401 Bay Street, Toronto, Ontario, M5H 1A1, on Wednesday, May 10, 2017 at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Registered Shareholders Voting by Proxy

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 8, 2017 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, registered shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

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The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)	be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

(d)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the

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proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on March 30, 2017, there were 464,615,756 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than twenty-five per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed the close of business on March 30, 2017 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to notice, holders of Common Shares of record at the close of business on March 30, 2017 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at March 30, 2017, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than Van Eck Associates Corporation, which owns 86,000,000 Common Shares or 18% of the Common Shares outstanding, no person or company, directly or indirectly, beneficially owned, and/or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

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BUSINESS OF THE MEETING

See Appendix “C” to this Circular for the previous year’s voting results on the following matters comprising the Business of the Meeting. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

Election of Directors

The shareholders of the Corporation will be asked to elect 7 directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

The board of directors of the Corporation (the “Board”) recommends that shareholders vote FOR the election of each of the nominees whose names are set forth below.

In the absence of any instructions to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence, the principal occupation or employment, the year upon which directorship with the Corporation commenced and the number of Common Shares currently owned, or over which control or direction is exercised, whether directly or indirectly, for each nominee for election as a director of the Corporation.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares (5)

STEPHEN J. J. LETWIN Toronto, Ontario, Canada	President & CEO of the Corporation	2010	566,838

JOHN E. CALDWELL (1, 3) Toronto, Ontario, Canada	Corporate Director	2006	56,621

DONALD K. CHARTER (2, 3) Toronto, Ontario, Canada	Corporate Director	2003*	220,274

RICHARD J. HALL (1, 4) Silverthorne, Colorado, USA	Corporate Director	2012	93,294

MAHENDRA NAIK (1, 2) Markham, Ontario, Canada	President – FinSec Services Inc. (Management Services)	1990	474,285

TIMOTHY R. SNIDER (2, 4) Tucson, Arizona, USA	Chairman of Cupric Canyon Capital	2011	168,849

SYBIL VEENMAN (3) (4) Toronto, Ontario, Canada	Corporate Director	2015	31,264

(1)	Member of the Audit and Finance Committee of the board of directors of the Corporation

(2)	Member of the Human Resources and Compensation Committee of the board of directors of the Corporation

(3)	Member of the Nominating and Corporate Governance Committee of the board of directors of the Corporation

(4)	Member of the Safety, Environment and Reserves Committee of the board of directors of the Corporation

(5)	Owned, or over which control or direction is exercised, whether directly or indirectly.

*	Rejoined the Board subsequent to the merger with Repadre Capital Corporation on January 7, 2003

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Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at March 30, 2017.

Biographies of each of the director nominees are set out in Appendix “A” to this Circular. In respect of the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, and subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation, under the heading “Item VII – Directors and Officers”, at pages 100-102, which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, which further information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Re-appointment of Auditor

The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instructions to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amounts in USD	2016	2015

Audit Fees(1)	1,325,000	1,217,000

Audit-Related Fees(2)	165,000	129,000

Tax Fees(3)	22,000	70,000

Other Fees(4)	21,000

Total – USD	1,533,000	1,416,000

(1)	Audit Fee: The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,325,000 in 2016 and $1,217,000 in 2015

(2)	Audit-related Fees: The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $165,000 in 2016 and $129,000 in 2015. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company

(3)	Tax Fees: The aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $22,000 in 2016 and $70,000 in 2015. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

(4)	Other Fees: The aggregate fees billed in each of the last two fiscal years for other services rendered by the Company’s external auditor were $21,000 in 2016 and $0 in 2015. The other services relate to assurance work and readiness assessments performed for the Company.

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Advisory Vote on the Corporation’s Approach to Executive Compensation

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation,” found later in this Circular. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

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STATEMENT OF EXECUTIVE COMPENSATION

To Our Fellow Shareholders

On behalf of the HRCC and the Board, we are pleased to share with you our report on executive compensation. The HRCC believes the Corporation’s executive compensation program demonstrates a pay-for-performance philosophy that motivates executives to create long term value throughout the business cycle. We believe our approach to executive compensation focuses our leaders on operational excellence and effective corporate management, while directly linking to the shareholder experience. Below are some highlights of our philosophy and the 2016 compensation results.

How Compensation is Linked to Performance

We believe our shareholders and stakeholders across the business sector are best served when executives are motivated to manage effectively through the entire business cycle, not just during the highs and lows. Our program is comprised of:

•	Base salaries that are sufficiently competitive to attract and retain the talent we require to execute on our strategic and operational priorities.

•	Annual cash incentives (Cash Incentive Plan or “CIP”) that reward executives for the achievement of strategic, operational and financial objectives supplemented by an individual multiplier that enhances or diminishes the value of the award based on subjective multi-year performance.

•	Annual performance-based equity incentive awards (Equity Incentive Plan or “EIP”), comprised of stock options and restricted share units (“RSUs”) which reward executives’ sustained multi-year performance and align them with performance over the longer-term (i.e. 7 years after a grant of options and 3 years after a grant of RSUs).

The majority of our executives’ total compensation is based on operational excellence, the health and safety of our employees, sustainability, cash management, growth of resources, and shareholder value creation. Each of these elements of executive compensation contributes to both the near-term and long-term success of the business. Finally, our plan is designed to be flexible to respond to the ever changing landscape of our business.

The Process

The Corporation sets an annual budget which is prepared in the context of a five year forward-looking forecast and in conjunction with the full “life-of-mine” plans. We consider these targets to require management to “outperform” while operating responsibly. The nature of mining operations requires a long-term outlook to determine the optimum mine design, operations, ore reserves, and exploration activities based upon a long-term commodity price view. Accordingly, the annual budget, which is the basis for the incentive plan objectives for the year, is designed to position the Corporation to deliver shareholder value over the long-term.

The equity incentive awards are granted based on the previous year’s corporate and individual performance as well as on improving performance over the last three years. Once granted, the equity awards vest at the end of three years (in the case of RSUs) or over five years with a life of seven years (in the case of options). The ultimate value of the equity awards is aligned with continued share price performance beyond the grant date through the vesting period.

We are of the view that this approach to equity incentives provides greater control over the amount of the awards and thus a stronger link to performance than a fixed grant with back-end performance

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vesting criteria (which are difficult to determine in this sector, given commodity volatility). In our opinion, if forward-looking targets are not set properly, the program may return unintended results or quickly become a disincentive to executives. Further, having maintained discretion over the size of the equity incentive awards (as opposed to providing an annual fixed dollar value grant), we are in a position to manage the challenges associated with share price volatility and the Black-Scholes option valuation methodology.

Aligned with our pay-for-performance philosophy, the majority of executive pay is “at risk”. As a percentage of actual total direct compensation, named executive officers (“NEOs”) at risk pay has been weighted: 2014 – 55%; 2015 – 58%; and 2016 – 77%. To date, we believe the results have shown a strong relationship of executive “at risk” compensation to long term corporate and executive performance.

To further mitigate the risk of short-term thinking and risky behaviours, management is strongly encouraged, through their tenure, to hold real shares of the Corporation under the Share Ownership Guidelines (described below in the Compensation Discussion and Analysis). Further, the RSU plan settles in shares, not cash, at the end of a three year vesting period to facilitate share ownership. The CEO has elected to hold all share units once vested, since 2010. Total equity holdings (held directly and indirectly) by the CEO is 548,250 Common Shares and 440,000 unvested share units as of December 31, 2016 with a total value of $5,129,018.

IAMGOLD’s Performance in 2016

2016 was a strong year for the Corporation, across a number of financial, operational, and strategic measures. Specifically, in relation to our annual incentive scorecard, we delivered:

●	2-year total shareholder return of 73% compared to the S&P/TSX Global Gold Index (the “Index”) of 27%, resulting in a 269% performance relative to the Index

●	Free cash flow (net of gold price impact) of $65M relative to a target of $5M

●	Production of 813,066 ounces of gold relative to a budget of 792,360

●	Cash cost of gold of $770 relative to a target of $850

●	All-in sustaining cost of $1,057 relative to a target of $1,128

●	Operating working capital decrease of 15% relative to a target of 5%

●	Reserve & resource replacement score of 126% relative to a target of 100%

●	Sustainability achievement reflects no serious environmental or community incidents

●	Finally, while our Safety measure, DART, produced an otherwise exceptional year, we unfortunately experienced a road accident fatality outside our Essakane location (August 4, 2016)

Outside of the metrics outlined in our scorecard, significant advancements were made at all exploration projects which are integral to the future success of the Corporation, for example:

●	Acquired Saramacca deposit near the Rosebel Gold Mine

●	Significant progress in exploration and permitting at Cote Gold Project

●	Boto advanced technical studies and focused on expanding the resource

●	Pitangui continued to test targets with the potential to extend mineralization

●	Siribaya-Diakha declared an initial resource estimate, while focused on extending the deposit at depth and obtaining a permit to extend the northern boundary

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●	Nelligan focused on advancing a new discovery in the north east portion of the Abitibi Greenstone belt

●	Excellent progress continued to be made at Monster Lake and Eastern Borosi, with initial resource estimates targeted for 2017

Alignment of Pay and Performance for 2016

As discussed above, for 2016 management performance was measured against a number of critical metrics or key performance indicators which drive long term value.

The HRCC considers performance against predetermined target objectives aligned with the then current strategy of the Corporation, relative outcomes and management’s ability to react to unforeseen economic factors (including commodity prices and currency exchange rates), in determining both the cash incentive payouts and equity incentive awards. As discussed with respect to the equity awards, the HRCC also considered the three year history of achievement against goals.

The Company’s executive compensation plan gives the HRCC an appropriate level of flexibility to ensure balanced compensation decisions, including the ability to consider historical performance trending and current shareholder experience without being bound by any formulaic outcomes or targeted cash or equity award levels that can lead to unwarranted grant levels and payouts in the future.

The following outlines key factors and outcomes relating to 2016 pay-for-performance decisions:

1.	No Merit Salary Increases in 2016 – despite market research suggesting that the industry average salary increases have been approximately 2%, there have been no cost of living or merit-based salary increases for 2014, 2015 or 2016 for the Executive Leadership Team.

2.	Positive Recognition of Successful Achievement of Production, Cost management and Cash Preservation in 2016 – as a result of the weak gold price in 2013, 2014 and 2015, the board determined the priorities for the year and set aggressive budgets and targets resulting in achievements as follows (compared to a target of 1.0):

–	Free cash flow was above maximum target for an overall score of 1.5

–	Gold production was above target for an overall score of 1.2

–	Gold production costs were above target for an overall score of 1.4

–	All-in sustaining costs were above maximum target for a score of 1.5

–	Working capital reduction was above maximum target with a score of 1.5

–	Reserve and resources replacement was above target with a score of 1.25

3.	Continued Focus on Health, Safety, and Sustainability Objectives – The Corporation outperformed its sustainability targets but missed on health and safety in 2016 owing to a fatality that automatically triggers a score of zero. Without this fatality, the health and safety objectives would have been surpassed. The result is an overall score of 0.75.

4.	Positive Absolute and Relative Total Shareholder Return – After challenging years for our share price performance, 2016 was positive and our share price increased in absolute terms and relative to the S&P/TSX Global Gold Index (the “Index”) where our share price outperformed the Index by 269% (2-year TSR). This positive performance was considered among other factors in determining 2016 cash and equity awards for executives.

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5.	Both Cash and Equity Grants for 2016 are aligned with IAMGOLD’s Performance – Cash awards ranged between 172% and 187% of target depending on the individual weighting of corporate, operating, health, safety and sustainability and individual performance metrics. Equity awards ranged between 149% and 171% of cash awards value. Finally, as with prior years the CEO waived his 2016 cash incentive award electing to receive only equity based awards to ensure his continued alignment with shareholder long term value.

6.	Outstanding Equity Awards are Worth Approximately 53% of Grant Date Fair Values Reported – The value of outstanding equity awards increased compared to 2015, aligned with the increase in the Corporation’s share price over the same period. However, at the end of 2016, the value of the outstanding equity grants made from 2012 to 2016 was valued at 53% of their fair value on grant date aligning with shareholder experience.

In Summary

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis (“CD&A”). The HRCC believes that the compensation program continues to be a pay-for-performance approach, aligned with shareholder experience and supports its goal of rewarding executives for the long-term creation and preservation of value for shareholders including during these times of significant gold price volatility.

Submitted by the HRCC on behalf of the Board of Directors,

Timothy Snider (Chairman), Donald K. Charter and Mahendra Naik

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers, including those who were, during, or as at the end of the Corporation’s financial year ended December 31, 2016, the CEO, CFO and three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”). The NEOs for 2016 are:

●	Stephen J.J. Letwin, President and CEO (“President & CEO”);

●	Gordon Stothart, Executive Vice President and Chief Operating Officer (“EVP & COO”);

●	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

●	Jeffery Snow, General Counsel, Senior Vice President, Business Development (“SVP, Legal”); and,

●	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”)

The first part of this section discusses the executive compensation plan designed by the HRCC, in conjunction with the Board, the reasons for the plan’s design or the objectives sought to be incentivized (particularly, the advancement of corporate strategy in the long-term creation and preservation of shareholder value) and the compensation decision-making process or how executive compensation was linked to the Corporation’s performance. The second part of this section provides the disclosure required by applicable law, such as the Summary Compensation Table (“SCT”).

Compensation Program Oversight and Governance

The fundamental objective of IAMGOLD’s executive compensation approach is to motivate and reward executives for the long-term creation and preservation of shareholder value. In addition, it must reflect

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the annual challenges faced by the Corporation. To meet these objectives the Corporation’s executive compensation programs and policies are designed with the following principles:

●	Attract, retain, motivate and reward high-caliber executive talent;

●	Link the compensation model directly to specific and measurable corporate, operational, health, safety & sustainability (“HSS”) and individual performance objectives which are set annually to reflect the challenges faced by the Corporation;

●	Motivate high-performers to achieve exceptional levels of performance through rewards;

●	Provide the HRCC with the flexibility to exercise judgement to ensure appropriate overall compensation results;

●	Align compensation with the risk profile of the Corporation; and,

●	Encourage executives to own shares of the Corporation to more fully align the interests of management with those of our shareholders.

Role of the HRCC

As part of its Board-approved mandate, the HRCC:

●	Recommends to the Board for approval the goals and objectives of the President & CEO, and approves the goals and objectives of all other executives, based on the Board-approved budget and corporate strategy, against which the performance of the President & CEO and all other executives are assessed;

●	Reviews the President & CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

●	Leads the annual review and evaluation process of the President & CEO’s performance and reports results to the Board;

●	Reviews the performance of the other NEOs, based on a report submitted by the President & CEO;

●	Recommends to the Board for approval, the salary and cash incentive award for the President & CEO, and approves the salaries and cash incentive awards for all other executives, based on performance;

●	Recommends to the Board for approval the equity incentive award for the President & CEO, and approves the equity incentive awards for all other executives, in the form of RSUs and/or stock options, based on performance;

●	Administers the Corporation’s Share Incentive Plan under which such equity-related compensation is granted;

●	Reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs;

●	Reviews any employment agreement between the Corporation and an executive officer including terms addressing retirement, termination of employment or other special circumstances and, if appropriate, recommends to the Board for approval; and

●	Reviews the operation and administration of the Corporation’s retirement benefit plans.

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Composition of the HRCC

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

The current members of the HRCC are Mr. Timothy Snider (Chairman), Mr. Donald K. Charter and Mr. Mahendra Naik. Collectively, the HRCC has extensive compensation-related experience in the natural resources sector as senior executive officers and members of boards and committees of other public corporations:

●	Mr. Snider is the Chairman of Cupric Canyon Capital, LLC, a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources Limited of Vancouver. He is also a former director of Cia. De Minas Buenaventura based in Lima, Peru, and of Compass Minerals based in Overland Park, Kansas where he served as Chairman of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the Nature Conservancy (Arizona chapter), University of Arizona’s Institute for Mineral Resources (founding Chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

●	Mr. Charter is currently a corporate director serving on four public company boards which includes Lundin Mining Corporation, Dream Office Reit and Sprott Resource Holdings Inc. Most recently Mr. Charter was the President, CEO and a Director of Corsa Coal Corp., an international metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania, from 2010 to August 2013. Mr. Charter successfully built Corsa from a start up to an established domestic and international supplier of US low vol metallurgical coal. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice, becoming a partner in a national law firm. Mr. Charter joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. He became the inaugural Chairman and CEO of the Dundee Securities group of companies, and oversaw its growth from a start up to a major independent financial services company. Mr. Charter left this group and focused his attention on his personal consulting and investment company, and as a corporate director primarily in the resource sector. Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees as well as a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

●

Mr. Naik has been involved with IAMGOLD since its inception in 1990 as one of the founding Directors and Chief Financial Officer. As CFO from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and in project debt financings in excess of U.S. $350 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including the IAMGOLD’s initial public offering in 1996. From 2000 to date, as a Director, Mr. Naik has been a member of the Audit and Compensation Committees. Mr. Naik is the Chairman of the Board, Audit and Compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been Director of Goldmoney Inc, a TSX listed precious metals financial services company and is Chairman of Audit and Compensation committees. Mr. Naik also is a Director and

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Chairman of the Audit and Corporate Governance Committees for FirstGlobalData, a TSV financial services company, as well as a member of the Compensation committee. Mr. Naik is involved in number of non-profit organizations, including the Indus Entrepreneurs and Trillium Hospital Foundation.

Mr. Naik is a Chartered Professional Accountant and practised for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

Further, the HRCC members have no interlocking relationships as board members of other companies. The table below summarizes the relevant board committee experiences of each HRCC member:

HRCC Member	Board Member Experience (Present and Past 5 Years) (1)
	Human Resources		Audit		Safety, Environment & Reserves		Nominating & Corp. Gov.
	Member	Chair	Member	Chair	Member	Chair	Member	Chair

T. Snider	✓	✓	✓		✓		✓

D.K. Charter	✓	✓	✓		✓		✓	✓

M. Naik	✓		✓

(1)	Most HRCC members also have extensive experience beyond the past 5 years.

Activities of the HRCC with respect to 2016

Each year, the HRCC finalizes the executive compensation plan once the Corporation strategic plan and annual budget for that year are approved by the Board. The HRCC determines cash incentive plan (“CIP”, cash-settled) payouts and equity incentive plan (“EIP”, 100% equity-settled) grants in the first quarter of the fiscal year following the relevant period, once audited year-end financial statements are available. Accordingly, deliberations with respect to the 2016 financial year occurred in Q4 2015, during 2016 and in Q1 2017. The HRCC met five times in 2016.

In the execution of its mandate, the HRCC:

●	Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure relevancy and appropriateness;

●	Recommended to the Board for approval the executive compensation plan for 2016, based on 2016 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

●	Assessed the 2016 performance of executives against their individual objectives;

●	Recommended to the Board for approval the 2016 compensation payable consistent with the 2016 executive compensation plan, the individual performance of the CEO and the recommendation of the CEO for the other NEOs, taking into consideration proper pay for performance alignment;

●	Verified executives’ compliance with their minimum share ownership guidelines;

●	Verified CEO’s compensation pay for performance alignment at multiple times during the year;

●	Reviewed the potential for any material risks arising from the executive compensation plan; and,

●	Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters.

Succession Planning for the CEO

Annually, the HRCC reviews the talent management and succession planning framework used for the NEOs and other executives, as well as the annual talent management plan. As part of the in camera

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discussion on the CEO’s performance, the HRCC members update the CEO succession plan and assess potential risks related to this plan.

Compensation Risk Management and Good Governance Practices

IAMGOLD’s compensation program and practices have been established to ensure appropriate alignment with the long-term success of the organization, near term challenges and good governance practices. The executive compensation plan includes four components: base salary, CIP (annual award settled in cash), EIP (annual grants which awards settle in real shares at vesting), and benefits and perquisites. The HRCC believes the executive compensation program:

●	Effectively balances pay for performance and retention of highly skilled executives;

●	Mitigates the risk of excessive high or low compensation; and

●	Encourages executives to consider how short-term actions will contribute to long-term success.

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the executive compensation plan and more specifically from the:

●	Pay philosophy and practices;

●	Design of the program;

●	Performance measurement; and,

●	Compensation governance.

Neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. Some specific risk-mitigating and good governance design features of the 2016 executive compensation program include:

Area of Focus	Executive Compensation Design Features

Program Design

• Majority of executive total direct compensation is performance-based and “at risk”. On average, target performance-based compensation, (i.e. target CIP and EIP), made up approximately 70% of NEOs’ 2016 target total direct compensation.

• Cash and equity awards are 100% performance-based and earned, not guaranteed, with equity grants having significant vesting periods to ensure that executive interests are aligned with shareholders over a long term.

• The program isolates where appropriate (as much as possible) for the impact of commodity prices through relative performance metrics and where appropriate, applies budgeted commodity prices rather than allowing for the influence of actual prices.

• Cash and equity incentive formula factors are capped to avoid excessive or extreme compensation awards.

• Performance objectives and related compensation outcomes are measurable and pre-defined.

• HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes and the shareholder experience. Both the CIP and EIP frameworks are intended to serve only as guidelines for the HRCC.

Cash Incentive Plan (CIP)

• The CIP includes balanced performance measurement representing corporate, operational, HSS and individual performance goals.

• Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

• The CIP design incorporates risk mitigating performance measures such as relative Total Shareholder Return (“TSR”) measures and performance targets.

• The impact of gold commodity prices are minimized through use of relative TSR performance against the Index and using a budgeted gold price where appropriate to set operating goals.

• The result of each performance metric is capped and also has a threshold under which the metric result would be zero.

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Area of Focus	Executive Compensation Design Features

Equity Incentive Plan (EIP)

• Grant levels are not fixed but are rather determined based on the HRCC’s review of overall performance outcomes over three years, and considers the current share price to limit any windfall gains.

• Annual variable grants with staggered, overlapping vesting schedules (RSUs cliff vest after 35 months and stock options vest over 5 years) ensure executives continually focus on future value creation.

Additional Governance

• Potential awards under the CIP and EIP are regularly “stress-tested” to avoid unintended behaviours and compensation outcomes.

• Clawback Policy provision is included in the executive compensation plan for incentive compensation granted and/or settled, where the underlying performance for such grant / award is subsequently unfounded (e.g. upon a material earnings restatement).

• NEOs and other executives are subject to share ownership guidelines.

• IAMGOLD holds an advisory vote on the Corporation’s approach to executive compensation (“Say on Pay”) which has received positive support since adoption.

• NEOs are subject to an Anti-hedging Policy that prohibits executives and directors from hedging against a decrease in the market value of the Corporation’s equity securities.

• The HRCC meets in-camera after each meeting for additional compensation and talent management discussions.

• An independent advisor is retained by the HRCC to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Anti-Hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Management’s Role in Compensation Decision-Making

As part of the annual compensation cycle, the President & CEO recommends corporate, operational, HSS and individual objectives for each executive. Objectives are based on the Board-approved annual budget and corporate strategy. According to the President & CEO’s year-end assessment of performance, policy guidelines, competitive benchmark data and industry practice, the President & CEO provides to the HRCC recommendations with respect to executives’ base salary increases, cash incentives, and equity grants. The SVP Corporate Affairs, HSS, & People assists the President & CEO with compensation recommendations regarding the executives (excluding his own). Other executives are not involved in any compensation-related decisions with respect to executives (including NEOs).

At the beginning of each year, the President & CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. At the end of the year, the HRCC reviews President and CEO performance against these individual objectives and overall corporate performance. Compensation recommendations are then made from the HRCC to the Board for approval.

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Management also collects and summarizes competitive compensation data, and company financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert and independent advice regarding compensation policy and decisions. The consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

Willis Towers Watson has been retained since 2011 for services related to executive compensation, reporting directly to the HRCC. The HRCC reviewed and ensured the independence of Willis Towers Watson in connection with the advice provided.

●	Executive Compensation-Related Work:

In 2016, Willis Towers Watson provided support to the HRCC in reviewing meeting materials prepared by management and attending some HRCC meetings, reviewing executive compensation disclosure, the CIP, competitive total direct compensation levels as provided by management and providing support in the annual executive compensation risk assessment.

●	All Other Consulting Services:

During 2016, Willis Towers Watson provided support and guidance to management in the preparation and deployment of the employees’ engagement survey that was held globally in all our sites. The Corporation’s management also purchases from time to time some non-executives compensation survey reports produced by Willis Towers Watson. The actual individual consultant involved in the independent executive compensation advisory services has no relation to the “other services”. These are engaged by other WTW staff.

The table below summarizes fees paid to Willis Towers Watson over the past two years in respect of executive compensation and other consulting services:

2016			2015
Executive Compensation Related-Fees	Other Fees	TOTAL	Executive Compensation Related-Fees	Other Fees	TOTAL

$71,738	$146,136	$217,874	$97,693	$0	$97,693

Executive Share Ownership

Effective January 1, 2016, to further align the interests of executives with those of our shareholders, the Corporation has updated its share ownership guidelines for its executives. Before that date, the share ownership guidelines were expressed as a number of units or common shares owned, as illustrated in the table below. Since January 1, 2016, share ownership guidelines stipulate that ownership is to be attained within three years of the later of: joining the Corporation, appointment to the relevant executive level or the effective date of this modified policy. Ownership levels can be achieved through the accumulation of common shares and vested and unvested share units. Share ownership guidelines vary by executive level and are now a multiple of base salary.

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The guidelines are as follows:

Executive Position / Level	Share Ownership Targets prior to 2016 (# of shares or units)	Share Ownership Target Effective in 2016 (multiple of base salary)

President & CEO	125,000	3.0

Executive Vice President	48,000	2.0

Senior Vice President	30,000	1.5

As of December 31, 2016, all NEOs have achieved their share ownership guidelines as indicated below:

	Share Ownership Target	Actual Share Ownership (Dec 31 2016)
Executive Position / Level	Multiple of salary	Total Value at Dec 31, 2016	Multiple of Salary

Stephen J.J. Letwin President & CEO	3.0	$5,129,018	5.8

Gordon Stothart EVP & COO	2.0	$1,653,975	3.1

Carol Banducci EVP & CFO	2.0	$1,992,239	4.4

Jeffery Snow SVP, Legal	1.5	$1,674,585	4.2

Craig MacDougall SVP, Exploration	1.5	$993,707	2.8

Pay Peer Group

Each year, to assist with compensation decisions, the HRCC reviews market data and assesses the competitiveness of total compensation (base salary, cash and equity incentives) for executives (including NEOs). The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set executive compensation levels.

When developing comparator groups, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for senior executive talent. When selecting comparators, the Corporation applies the following criteria:

●	Gold mining companies;

●	Geography: headquartered in Canada with international operations;

●	Corporate structure: publicly-traded on the TSX; and,

●	Similar size: revenue greater than $100 million and market capitalization between $750 million and $10 billion.

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No changes were made to the peer group in 2016. The HRCC reviewed the existing peer group and kept the following ten Canadian organizations:

	Scope Information[1]

Company	Market Cap	Revenue	Total Shareholder Return

	31-Dec-16	FY2015	1 Year		3 Year

Alamos Gold Inc.[2]	$ 2,473	$ 493	104%		–

Agnico Eagle Mines Limited	$12,673	$2,755	57%		28%

B2Gold Corp.	$ 3,049	$ 768	128%		14%

Centerra Gold Inc.	$ 1,832	$ 866	-3%		16%

Eldorado Gold Corporation	$ 3,090	$1,198	5%		-10%

Kinross Gold Corporation	$ 5,217	$4,235	67%		-3%

SEMAFO Inc.	$ 1,436	$ 416	26%		17%

New Gold, Inc.	$ 2,417	$ 989	46%		-5%

Primero Mining Corp.	$ 200	$ 404	-66%		-39%

Yamana Gold Inc.	$ 3,572	$2,532	48%		-24%

Percentile Statistics

25th Percentile	$ 1,733	$ 474	3%		-17%

50th Percentile	$ 2,761	$ 927	47%		-3%

75th Percentile	$ 3,984	$2,588	76%		16%

Average	$3,596	$1,466	41%		-1%

IAMGOLD Corporation	$ 2,355	$1,272	163%		47%

Percentile Rank	32nd	67th	100	th	100	th

1.	As reported by Standard & Poor’s Capital IQ, $CAD. TSR reflects CAGR for periods ending December 31, 2016.

2.	Alamos Gold (TSX:AGI) began trading on July 6, 2015 following merger with AuRico Gold; 3 year TSR not available

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Components of Executive Compensation

Total compensation for executives (including NEOs) consists of the following four elements:

Pay Element	Type	Description	Objectives

Base Salary	Fixed

Base salary levels for executives reflect:

• scope, complexity and responsibility of the role of the executive;

• competitiveness with salary levels for similar positions at companies included in market comparator groups; and,

• executive’s experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Provide competitive compensation Recognize skills and experience Attract and retain key talent

CIP	Performance based Variable at risk

All executives participate in the CIP whereby awards are based on achievement of corporate, operational, HSS and individual objectives.

• A target CIP level is set as a percentage of base salary. While consideration is given to practices within the market comparator group in setting these percentages, the market data are used as a reference point only.

• Award levels range from 0x to a maximum (payout cap) of 2x target depending on performance achieved.

The CIP directly links executive performance to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures are selected based on their relationship to immediate objectives and long-term value creation.

Motivate the achievement of annual goals and objectives Reward performance that supports the creation of long-term shareholder value Provide competitive compensation Attract and retain key talent

EIP	Performance based Variable at risk

Equity mix is targeted at approximately 50% stock options and 50% RSUs.

EIP grant values are based on the performance of the Corporation and the individual executive, as measured by the CIP, and looks at consistent (improving) performance over the past three years.

In general, the total EIP grant will have a compensation value in the range of 0% to 300% of an executive’s CIP award. The HRCC considers the value of previous equity awards, current share price and equity valuations, share ownership levels, total equity granted as a percentage of the outstanding Common Shares of the Corporation, and other factors the HRCC and Board may consider appropriate.

Motivate the consistent (improving) achievement of longer-term goals and objectives

Reward performance that is aligned with the creation of long-term shareholder value

Promote executives’ share ownership

Provide competitive compensation

Attract and retain key talent

Benefits & Perquisites	Fixed	Executives participate in the same benefits provided to all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. The CEO and select NEOs receive additional perquisites as part of their employment agreements, as disclosed in the Summary Compensation Table.	Provide competitive compensation Attract and retain key talent

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Compensation Decisions Related to 2016 Performance

2016 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2016, including the following compensation elements:

Base Salary

For the year 2016, the NEOs’ base salaries remained unchanged for the third consecutive year, with the exception of two cases in the previous years where salaries were adjusted in the context of increased executive responsibilities. The 2016 decision was made based on the sustained challenging market conditions that were prevailing at the end of 2015 and on the Corporation’s performance that was below expectations back at that time.

Named Executive	2016		2015
	Base Salary	Increase from 2015	Base Salary	Increase from 2014

Stephen J.J. Letwin President & CEO	$881,450	0%	$881,450	0%

Gordon Stothart EVP & COO	$538,647	0%	$538,647	0%

Carol Banducci EVP & CFO	$453,851	0%	$453,851	0%

Jeffery Snow SVP, Legal	$400,000	0%	$400,000	13% (1)

Craig MacDougall SVP, Exploration	$360,000	0%	$360,000	7% (1)

(1)	The exception was for Mr. MacDougall and Mr. Snow who received a base salary adjustment in 2015 to recognize greater levels of responsibility resulting from the consolidation of other executive roles into their respective responsibilities and to ensure relative alignment.

For the year 2017, as part of the standard annual compensation review process, the HRCC has approved base salary increases for the current NEOs as indicated hereafter: Stephen Letwin (2%), Gordon Stothart (2%), Carol Banducci (2%), Jeffrey Snow (5%) and Craig MacDougall (5%).

Cash Incentive Plan (CIP)

The CIP is our cash incentive program and its objective is to reward based on annual performance. The Corporation’s performance metrics are reviewed annually by the HRCC and targets are set at the beginning of the year, in line with the Corporation’s budget. At the end of the year, awards are determined based on both the Corporation’s and the NEO’s performance. Individual award targets are a percentage of the NEO’s base salary and the payout may be above or below the target.

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For the year 2016, the Corporation made minor adjustments to the CIP metrics in conjunction with the Corporation’s updated strategic plan and the 2016 budget. Some definitions of performance measures were clarified and the relative TSR metric has been established as a two-year period measure for 2016. In 2017 the CIP will include two relative TSR metrics, one measuring TSR on a one-year period and a second one measuring TSR on a three-year period.

The formula below provides a starting point for the HRCC to determine CIP payouts. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas may lead to an excessively high or low payout result that does not accurately reflect actual performance when viewed holistically. As a result, the HRCC believes the discretion applied by the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

For 2016, the metrics and weightings were established as follows:

Corporate	Operating	HSS
Free Cash Flow (60%) Relative TSR 2 years (40%)	Production (25%) Cost/oz (25%) All-In Sustaining Cost (AISC) (25%) Working Capital (5%) Reserve Replacement (20%)	Health & Safety DART (50%) Sustainability (50%)

The nature of an executive’s role and responsibilities determines the weighting of the performance metrics. The CIP targets, performance factors and respective weightings assigned by the Board for each NEO in 2016 were as follows:

Named Executive Officer	CIP Target (% of Base Salary)	Corporate Performance Weight	Operating Performance Weight	HSS Performance Weight

Stephen J.J. Letwin President & CEO	125%	45%	45%	10%

Gordon Stothart EVP & COO	85%	25%	65%	10%

Carol Banducci EVP & CFO	75%	50%	45%	5%

Jeffery Snow SVP, Legal	65%	50%	45%	5%

Craig MacDougall SVP, Exploration	65%	25%	65%	10%

All performance measures used to determine CIP awards for NEOs are as disclosed below. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”). The HRCC believes that the adjusted measures provide a better reflection of annual performance for purposes of CIP compensation (a description of each non-GAAP measure is disclosed in the footnotes of the

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following chart). Performance outcomes relative to pre-defined targets are determined at the end of the year and subject to HRCC discretion.

Cash Incentive Plan – Corporate, Operating, and HSS Performance Targets and 2016 Outcomes

Performance Category	Performance Measures	Weight	Performance Range			2016 Performance	2016 Score
			Threshold	Target	Maximum

Corporate Performance	Relative TSR (1)	40%	90% of Index	110% of Index	200% of Index	Above Maximum	2.0 (out of 2.0)
	Free Cash Flow (2)	60%	–$50M	$5M	$50M	Above Maximum	1.5 (out of 1.5)

Overall Corporate Score							1.70

Operating Performance	Production (3)	25%	95% of target	792,360oz	105% of target	Above Target	1.2 (out of 1.5)
	Cash Cost (4)	25%	105% of target	$850/oz	90% of target	Above Target	1.4 (out of 1.5)
	All-In Sustaining Cost (5)	25%	105% of target	$1,128/oz	95% of target	Above Maximum	1.5 (out of 1.5)
	Operational Working Capital (6)	5%	70% of target	5% improvement	150% of target	Above Maximum	1.5 (out of 1.5)
	Reserve & Resource Replacement (7)	20%	50% of target	100% of produced oz	150% of target	Above target	1.25 (out of 1.5)

Overall Operating Performance Score							1.35

Health Safety and Sustainability	Health & Safety (8)	50%	DART of 0.93	DART of 0.62	DART of 0.59	Above Maximum	0(9) (out of 1.5)
	Sustainability (10)	50%	One level 5 community incident	No level 4 or 5 environment or community incidents	Top 10 external sustainability ranking	Achieved Maximum	1.5 (out of 1.5)

Overall Health Safety and Sustainability Score							0.75

(1)	To offset the effect of gold price fluctuation on the Corporation’s return, TSR is assessed relatively against the Index.

(2)	Free Cash Flow is the cash flow generated from operations after tax, less annual capital expenditures, less financing activities excluding interest on high yield debt. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining expenditures. The FCF is adjusted to remove the impact of gold price.

(3)	Production reflects the actual attributable production of gold relative to budgets/plan.

(4)	Cash Cost includes mine site operating costs but are exclusive of depreciation, reclamation, capital, and exploration and development costs.

(5)	All-In Sustaining Cost includes cost of sales (excluding depreciation), Corporate G&A, by-product credits and royalty revenues, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures.

(6)	Working Capital takes into account operating current assets and current liabilities.

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(7)	Reserve & Resource Replacement looks at reserve replacement at our operating mines, and also includes resource delineation at both our operations and at advanced resource projects. Resource delineation programs include the discovery of new resources identified from green field programs.

(8)	Health and Safety score is based, among other related components, on the severity and frequency of disabling incidents during the year, noting that a fatality may result in a zero score. Safety is based on the Corporation’s current objective of a 10% reduction in Days Away, Restricted Duty and Transferred Duty (“DART”) for every mine pro-rated regionally and corporately or, ultimately, zero accidents. The benchmark is DART frequency per 200,000 hours.

(9)	Due to a fatality that occurred outside Essakane mine site in August 2016, the Health & Safety metric defaults to zero.

(10)	The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

Cash Incentive Plan – Individual Performance Multiplier

NEOs’ individual performance is evaluated by the HRCC, taking into consideration the accomplishment of the functional goals established by the President & CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year. In addition, continuous improvement in business performance over prior years is a qualitative factor in setting the individual performance evaluation. Individual performance acts as a multiplier (“Individual Performance Factor” or “IPF”) and modifies the performance score by a factor of 0 to 1.5. Except in unusual cases, the IPF for executives will be in the 0.8 to 1.2 range. Individual performance goals for each executive for 2016 were set by the HRCC and are dependent on the particular position held by the executive.

NEO	2016 Individual Performance Objectives	2016 Score

Stephen J.J. Letwin President & CEO	• Promote and uphold Safety and Zero harm practices • Attract, develop and retain the best people • Achieve or exceed operational targets • Advance ramp-up development plan for Westwood • Secure soft rock resources near Rosebel • Increase reserves and resources through exploration/acquisition • Continue to reduce costs and maintain financial strength	1.25

Gordon Stothart EVP & COO	• Zero fatality, decrease serious injury and total injury frequency by 10% • Complete 100% of safety leading indicators • Achieve or exceed gold production budget at a targeted AISC • Support Westwood development plan to ensure aggressive ramp up schedule and costs are being realized • Finalize implementation of enhanced life of mine (“LOM”) planning for all sites • Sustain the benefits realized in 2015 for the Operating Working Capital reduction program • Talent and succession planning: complete succession plans, ensure development of local skills and broaden local talent in some areas	1.25

Carol Banducci EVP & CFO

• Promote and uphold Safety and Zero harm practices

• Refinancing corporate credit facility at acceptable terms and conditions

• Review of all cash management banking partners and platforms with revisions as necessary

• Pursue opportunities for alternative sources of funding including gold pre-pay, off-take arrangements, or term loans

• Monitor and manage use of proceeds per indenture covenant as it relates to Niobec and Diavik sales

• Execute flow-through share financing (CEE and CDE)

• Develop and implement processes and controls necessary to ensure compliance with the reporting requirements of the Extractive Sector Transparency Measures Act

• Enhance outreach to fixed income bondholders

		1.25

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Jeffery Snow SVP, Legal	• Promote and uphold Safety and Zero harm practices • Lead and assist in multiple business development projects either M&A or JV • Successfully defend or settle litigation matters • Successfully defend arbitration proceedings • Execute long-term capital structure	1.15

Craig MacDougall SVP, Exploration	• Ensure zero fatality, and no serious injuries • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Make an economic discovery on one or more projects • Add to the company’s resource inventory • Build leadership and management capabilities	1.25

2016 Cash Incentive Plan Individual Award Determinations

Based on 2016 performance, the following chart illustrates the calculation of the actual performance result and award for each NEO:

Named Executives	CIP Target (% of Base Salary)	Corporate Performance (Score x Weight)	Operating Performance (Score x Weight)	HSS Performance (Score x Weight)	Individual Multiplier	Actual Total Performance (% of Target)	CI Earned for 2016 (Paid in 2017)

Stephen J.J. Letwin President & CEO	125%	1.7 x 45%	1.35 x 45%	0.75 x 10%	1.25	182%	$0	*

Gordon Stothart EVP & COO	85%	1.7 x 25%	1.35 x 65%	0.75 x 10%	1.25	172%	$788,000

Carol Banducci EVP & CFO	75%	1.7 x 50%	1.35 x 45%	0.75 x 5%	1.25	187%	$636,000

Jeffery Snow SVP, Legal	65%	1.7 x 50%	1.35 x 45%	0.75 x 5%	1.15	172%	$447,000

Craig MacDougall SVP, Exploration	65%	1.7 x 25%	1.35 x 65%	0.75 x 10%	1.25	172%	$403,000

*	For 2016, Mr. Letwin advised the HRCC that he would forfeit his CIP award earned (valued at $2,000,000).

At the beginning of 2017, the CIP metrics have been reviewed and the revised plan is effective for 2017. The changes are made to maintain alignment with market dynamics and with our key priorities of gold production and exploration.

2017 CIP metrics and weightings:

Corporate	Operating	HSS
Free Cash Flow (50%) Relative Total Shareholder Return (TSR): 1-year (25%) 3-year (25%)	Production (35%) All-in Sustaining Cost (AISC) (35%) Reserve Replacement (15%) Additional Resources – Strategic Initiatives (15%)	Health & Safety (50%) Sustainability (50%) x HSS Multiplier

A multiplier on overall HSS is added in 2017. It will be supported by an assessment of non-DART safety performance including leading safety indicators, fatalities, level 3 environmental and community

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performance, and compliance with audits under the TSM (“Towards Sustainable Mining”) framework from the Mining Association of Canada, as well as any significant corporate social responsibility initiatives or achievements.

Effective in 2017, the CIP formula will be as follows:

Finally, effective in 2017, the corporate weighting will be adjusted for the EVP & COO to 35% (instead of 25%) and the operations weighting will be adjusted to 55% (instead of 65%). HSS remains the same at 10%.

Equity Incentive Plan (EIP)

The EIP grant value is performance-based and relies mostly on both the Corporation’s and the executive’s performance, as measured under the CIP. In establishing the grant value, consideration is given to performance metrics and outcomes under the CIP awards, both for the year and for the prior three-year period, in addition to the shareholder experience and management’s ability to perform in the given economic climate. The HRCC also considers current share price, equity valuations, share ownership levels and total equity granted as a percentage of the outstanding Common Shares of the Corporation.

The EIP grant value is a multiplier of the CIP award amount. It generally ranges from 100% to 300% of the CIP awarded to each NEO, with grant values reflecting qualitative corporate performance over a three year trailing average. The target level multiplier is 200%. Actual awards are determined by the HRCC following completion of the financial year, once audited corporate results are available and individual performance is assessed. This relationship between CIP and EIP is not purely formulaic but based on a holistic assessment of performance and recent shareholder experience.

The table below shows the 2016 potential EIP grant values and the actual 2016 grant value (granted in February 2017).

Named Executives	CIP Earned for 2016	Low EIP Grant (100% of CIP Earned)	Target EIP Grant (200% of CIP Earned)	High EIP Grant (300% of CIP Earned)	Actual 2016 EIP Grant

Stephen J.J. Letwin President & CEO	n/a	$2,000,000	$4,000,000	$6,000,000	$3,409,148

Gordon Stothart EVP & COO	$788,000	$788,000	$1,576,000	$2,364,000	$1,343,982

Carol Banducci EVP & CFO	$636,000	$636,000	$1,272,000	$1,908,000	$948,758

Jeffery Snow SVP, Legal	$447,000	$447,000	$894,000	$1,341,000	$666,770

Craig MacDougall SVP, Exploration	$403,000	$403,000	$806,000	$1,209,000	$600,812

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For 2016, the attributed value of EIP grants are between 149% and 171% of the CIP bonuses awarded to each NEO. This reflects the Corporation’s outstanding performance in 2016, but is moderated by the fact that performance in the prior two years was challenged due to low gold prices. Should performance continue to improve, we expect future years EIP awards as a percent of CIP to grow. We remain cautious in our compensation decisions and will continue to pursue pay for performance alignment with our shareholders’ experience. These grants were generally delivered 50% in stock options and 50% in RSUs which, in addition to being performance-based when granted, do not immediately vest when granted.

Stock Options

As part of the Share Incentive Plan, the Share Option Plan provides for the grants of non-transferable options to purchase Common Shares of the Corporation based on a holistic assessment of performance (in combination of the RSUs described below) with the intention of having total compensation aligned with shareholder experience. Consideration is also given to the share price relative position in the gold price commodity cycle. Consistent with the plan, stock options granted in 2016 will vest equally (20%) over five years following the date of grant and expire after seven years from the date of grant.

Restricted Share Units (RSUs)

Also, as part of the Share Incentive Plan, the Deferred Share Plan provides for the grants of RSUs. Consistent with the approach to stock options, the grant date value and number of RSUs granted is determined based on a holistic assessment of performance with the intention of having total compensation aligned with shareholder experience. RSUs cliff vest (100%) at the end of 35 months following the date of grant.

2016 CEO’s Compensation

Stephen J.J. Letwin was appointed President and Chief Executive Officer of IAMGOLD Corporation on November 1, 2010. Guided by a vision that is aligned with the interests of shareholders, Mr. Letwin in 2016 continued to oversee the execution of strategies to drive performance higher, lower costs and extend mine lives. Under his leadership, the Company achieved excellent operating and financial results and ended the year in a strong financial position. The key accomplishments for 2016 are highlighted below:

●	Annual gold production of 813,000 ounces exceeded top end of guidance, and all-in sustaining costs of $1,057 per ounce sold were at the low end of guidance;

●	Net operating cash flow increased by 721% and gold margins rose by 56%;

●	Record health and safety performance as measured by a DART rate of 0.30, which exceeded the target of 0.62. Unfortunately, overall health and safety performance was marred by one fatality during the year resulting from an accident involving buses transporting personnel in Burkina Faso;

●	Cash, restricted cash and cash equivalents of $763 million as at December 31, 2016;

●	Completed a $230 million (gross proceeds) equity financing and issued flow-through shares for total proceeds of $43.6 million;

●	Reduced long-term debt by 23% with the purchased $145.9 million of the Company’s outstanding senior unsecured notes;

●	Secured a $250 million credit facility;

●	Completed significant operational improvements at Rosebel (including commissioning of secondary crusher) and Essakane (including installation of intensive leach reactor);

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●	Achieved ramp-up targets at Westwood, including 25 km of underground development;

●	Acquired rights to the Saramacca property at Rosebel, with initial 2016 drilling results released subsequent to year-end indicating significant mineralization;

●	Advanced brownfield exploration near the Essakane mine, with the potential for delineating a resource for Falagountou East in 2017;

●	Ready to proceed with Sadiola expansion pending finalization of agreements with Malian government;

●	Significant exploration progress with resource upgrades expected for Boto, Pitangui and Siribaya-Diakha and initial resource estimates targeted for Eastern Borosi and Monster Lake in 2017;

●	Received positive decision on federal environmental assessment at Côté Gold (subsequent to year-end received provincial environmental assessment approval and announced positive preliminary economic assessment);

●	Reached agreement to acquire all issued and outstanding shares of Merrex Gold not already owned by IAMGOLD (transaction completed February 2017);

●	Outlined an organic growth strategy to grow production by 20%-25% by 2020;

●	Increased the number of analyst “buy” recommendations from one to six; and,

●	Achieved a 1-year TSR of 163% in 2016. In relative terms, it outperforms the S&P/TSX Global Gold Index for the same period by over 300%.

2016 CEO Compensation / Pay for Performance Alignment

Base Salary	2016 CIP Award	2016 EIP Grant	2016 Total Direct Compensation
$881,450	$0*	$3,409,148	$4,290,598

*	$2,000,000 CIP award forfeited for EIP award in 2016.

In 2016, Mr. Letwin’s base salary represented 21% of his total direct compensation. Mr. Letwin forfeited his cash incentive payment for the year, electing instead to receive that portion of his bonus in EIP. This decision represents the alignment of his interests with those of the Company’s shareholders.

The HRCC determined that the total compensation of the CEO was no longer in alignment with the comparator group and, in light of the strong three-year and one-year performance, with a view to bringing the CEO to the median of the comparator group, it was appropriate to realign his total compensation. However, this realignment was taken entirely in EIP.

The chart below illustrates the pay-for-performance relationship between CEO compensation and the total shareholder return (TSR) for all companies in IAMGOLD’s Compensation Peer Group over a 3-year period (2014 – 2016). IAMGOLD’s 3-year annualized TSR is the highest amongst its peers, while its CEO pay over that same time period is positioned around the middle of the market, emphasizing the conservative nature of IAMGOLD’s pay decisions during a challenging time in our industry.

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The chart below illustrates that the CEO’s equity incentive value is aligned with the shareholder experience over rolling periods of time ending December 31, 2016. It shows that the total loss in EIP value since grant date has evolved in a similar pattern as our share price since the date of grant. Loss in compensation value is calculated as the total of all paid, exercised and outstanding equity (RSU and stock option) awards granted in each year as a percentage of the value of these awards on their respective dates of grant; the start of period of which is based on the actual EIP grant for each respective year.

Total Change in Value Since Grant Date

CEO EIP compensation value reflects the sum of: (a) vested equity on the date of settlement, (b) current value of unvested equity awards, and (c) “in-the-money” value of stock options outstanding (i.e. $0 if current share price is less than the exercise price).

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Share Ownership

Mr. Letwin surpassed his share ownership requirements and has not sold a share since 2010. On December 31, 2016, Mr. Letwin’s accumulated equity was as indicated below:

Outstanding Share Units		Common Shares		Total Value	Share Ownership Requirement
#	$	#	$	$
440,000	$2,283,600	548,250	$2,845,418	$5,129,018	$2,644,350

At the closing price of $5.19 on Dec 30, 2016

SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as two previous financial years.

					Non Equity Incentives

Name and Principal Position (1)	Year	Salary ($)	Share Based Awards (2) ($)	Option Awards (3) Based ($)	Annual Incentive Plans (4) ($)	Long-term Incentive Plans ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp. ($)
Stephen J.J. Letwin (7) President & CEO	2016	881,450	1,704,048	1,705,100	–	–	26,010	284,046	4,600,654
	2015	881,450	489,000	754,920	–	–	25,370	128,253	2,278,993
	2014	881,450	707,500	450,127	–	–	24,930	118,940	2,182,947
Gordon Stothart EVP & COO	2016	538,647	671,768	672,214	788,000	–	25,370	42,771	2,738,769
	2015	538,647	342,300	268,416	400,000	–	24,930	20,199	1,594,492
	2014	538,647	155,650	141,468	385,324	–	24,861	20,679	1,266,629
Carol Banducci EVP & CFO	2016	453,851	474,220	474,538	636,000	–	22,693	43,023	2,104,324
	2015	453,851	211,900	167,760	245,000	–	22,693	23,341	1,124,545
	2014	453,851	155,650	141,468	322,070	–	22,693	23,019	1,118,751
Jeffery Snow SVP, Legal	2016	400,000	333,264	333,506	447,000	–	21,467	35,921	1,571,158
	2015	400,000	163,000	125,820	185,000	–	21,799	20,822	916,441
	2014	352,565	82,070	70,734	166,796	–	19,391	19,221	710,777
Craig MacDougall SVP, Exploration	2016	360,000	300,252	300,560	403,000	–	14,863	22,703	1,401,378
	2015	360,000	146,700	117,432	170,000	–	14,497	13,500	822,129
	2014	336,375	118,860	90,025	184,009	–	14,246	12,614	756,129

Notes to the Summary Compensation Table:

(1)	All NEOs receive their compensation in Canadian dollars.

(2)	Represents the RSU value granted to the executives. The HRCC grant decisions were based on granting a dollar value and corresponding number of units. The RSU amounts of these dollar values were calculated by multiplying the number of RSUs granted by the fair value which is the closing price of IAMGOLD shares on the TSX on the date of grant. For 2016, the grant date was February 28, 2017 and the value was calculated by multiplying the number of RSUs by the fair value of $5.24. For 2015, the grant date was February 23, 2016 and the value was calculated by multiplying the number of RSUs by the fair value of $3.26. For 2014, the grant date was February 22, 2015 and the value was calculated by multiplying the number of RSUs by the fair value of $2.83.

(3)	Represents the Stock Option value granted to the executives. The methodology used is consistent with the one used for accounting purposes. The Black-Scholes model is used to calculate the value of the options. The 2016 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 66.21%, dividend yield – 0%, interest rate – 1.11%, expected life – five years and exercise price of $5.24 based on IAMGOLD’s closing price on the TSX on the date of grant (February 28, 2017) and a fair value of $2.89. The 2015 Option grants have been valued using the accounting fair value of $1.68 CAD per share. This 2015 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 62%, dividend yield – 0%, interest rate – 0.64%, expected life – five years and exercise price of $3.26 based on IAMGOLD’s market share price on the TSX on the date of grant (February 23, 2016) of $3.26. The 2014 Option grants have been valued using the accounting fair value of $ 1.29 per share. This 2014 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 55%, dividend yield – 0%, interest rate – 0.73%, expected life – five years and exercise price of $2.99 based on the higher of the closing price of IAMGOLD’s market share price on the TSX on the trading day previous to the date of grant or on the date of grant (February 22, 2015) of $2.83.

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(4)	These amounts represent the CIP bonuses paid to the NEOs for 2016. Bonuses were calculated and awarded as per described in the CIP section above. The CIP bonuses were paid to the NEOs on March 1, 2017. The President & CEO forfeited his cash bonus pertaining to 2016.

(5)	Values in pension column represent employer contributions to the defined contribution pension plan.

(6)	All other compensation includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Letwin contributions to the Share Purchase Plan are $33,054 and his housing allowance including a tax gross-up is $183,323.

(7)	For 2014 and 2015, in recognition of sustained challenging market conditions and the Corporation’s financial performance below expectations, Mr. Letwin and the Board agreed to forfeit his CIP award earned. In addition the Board approved a grant value of EIP for 2014 and 2015, including RSUs and stock options that was below target, similar to the grant value of the previous year’s EIP grant. For 2016, Mr. Letwin and the Board agreed to forfeit his CIP award earned as per the two previous years.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the NEOs all option-based and share-based awards outstanding as at December 31, 2016.

		Option – Based Awards			Share-Based Awards

Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1)	Market or payout value of shares that have vested and not paid out or distributed
Stephen J.J. Letwin					440,000	$2,283,600
	150,000	$17.98	11/10/2017	–
	150,000	$18.65	5/16/2018	–
	325,000	$13.28	4/1/2019	–
	350,000	$7.68	2/26/2020	–
	500,000	$4.38	2/25/2021	$405,000
	350,000	$2.99	2/24/2022	$770,000
	450,000	$3.26	2/23/2023	$868,500

Total	2,275,000			$2,043,500	440,000	$2,283,600	–
Gordon Stothart					195,000	$1,012,050
	60,267	$18.65	5/16/2018	–
	85,000	$13.28	4/1/2019	–
	105,000	$7.68	2/26/2020	–
	110,000	$4.38	2/25/2021	$89,100
	110,000	$2.99	2/24/2022	$242,000
	160,000	$3.26	2/23/2023	$308,800

Total	630,267			$639,900	195,000	$1,012,050	–
Carol Banducci					155,000	$804,450
	60,267	$18.65	5/16/2018	–
	85,000	$13.28	4/1/2019	–
	105,000	$7.68	2/26/2020	–
	110,000	$4.38	2/25/2021	$89,100
	110,000	$2.99	2/24/2022	$242,000
	100,000	$3.26	2/23/2023	$193,000

Total	570,267			$542,100	155,000	$804,450	–
Jeffery Snow					99,000	$513,810
	27,816	$18.65	5/16/2018	–
	40,000	$13.28	4/1/2019	–
	70,000	$7.68	2/26/2020	–
	55,000	$4.38	2/25/2021	$44,550
	55,000	$2.99	2/24/2022	$121,000
	75,000	$3.26	2/23/2023	$144,750

Total	322,816			$310,300	99,000	$513,810	–

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		Option – Based Awards			Share-Based Awards

Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1)	Market or payout value of shares that have vested and not paid out or distributed
Craig MacDougall					117,000	$607,230
	35,000	$15.40	2/29/2019	–
	30,000	$14.24	9/13/2019	–
	85,000	$7.68	2/26/2020	–
	70,000	$4.38	2/25/2021	$56,700
	70,000	$2.99	2/24/2022	$154,000
	70,000	$3.26	2/23/2023	$135,100

Total	360,000			$345,800	117,000	$607,230	–

(1)	The value of the option-based awards and share-based awards is calculated in Canadian dollars using a closing market price on the Toronto Stock Exchange of $5.19 as of December 30, 2016.

Value of Vested or Earned Awards During the Year

Name	Option-Based awards – Value vested during the year(1)	Share-Based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)

Stephen J.J. Letwin	$18,200	$239,200	$0	(4)

Gordon Stothart	$5,720	$48,760	$788,000

Carol Banducci	$5,720	$36,800	$636,000

Jeffery Snow	$2,860	$16,560	$447,000

Craig MacDougall	$3,640	$22,080	$403,000

(1)	Calculated using $3.25 which is the closing market price of the common share on the TSX on February 24, 2016, date at which in-the-money options have vested, and subtracting the exercise price of these options ($2.99).

(2)	Calculated using $1.84 which is the closing market price of the common share on the TSX on January 20, 2016 the date at which RSUs have vested during 2016.

(3)	Non-equity incentive plan compensation includes the amount of the annual performance bonus awards earned by NEOs for the noted year, as paid in the following year.

(4)	For 2016, in recognition of sustained challenging market conditions and the Corporation’s financial performance below expectations, Mr. Letwin and the Board agreed to forfeit his CIP award earned.

Performance Graphs

The following graph compares the cumulative total return for Cdn$100 invested in IAMGOLD Common Shares on the TSX on December 31, 2011 with the cumulative total return of the S&P/TSX Composite Index and the Index (formerly, the S&P/TSX Capped Gold Index) for the five most recently completed financial years. The use of a five year horizon is a regulatory requirement and is not a specific benchmark used by the Corporation. We observe that over the past five years, IAMGOLD Common Shares have fluctuated year over year in the same pattern as the Index cumulative total return while the

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S&P/TSX Composite Index fluctuated differently and was not affected by the general gold price decline a few years ago, as it includes various industries besides gold mining.

IAMGOLD Cumulative Value of Cdn. $100 Investment vs. Relevant Market Indices

From December 31, 2011 to December 31, 2016

	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
IAMGOLD (IMG-T)	$100	$72	$23	$20	$13	$34
S&P/TSX COMPOSITE	$100	$107	$121	$134	$123	$149
S&P/TSX GLOBAL GOLD	$100	$85	$45	$47	$38	$57

The graph below illustrates the alignment of total annual compensation awarded or granted to Mr. Letwin for fiscal years 2011 through 2016, as well as to NEOs (including CEO) with IAMGOLD share price performance, on the same basis as disclosed in the “Summary Compensation Table” (i.e., salary + cash incentive paid + grant date fair value of equity incentives + compensatory change in pension value + all other compensation).

Change in CEO and NEO Total Compensation vs. IAMGOLD Cumulative Value of Cdn. $100 Investment

From December 31, 2011 to December 31, 2016

	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
IAMGOLD (IMG-T)	$100	$72	$23	$20	$13	$34
S&P/TSX GLOBAL GOLD	$100	$85	$45	$42	$38	$57
NEO Compensation (SCT)	$100	$88	$87	$73	$82	$151
CEO Compensation (SCT)	$100	$81	$81	$62	$64	$130

IAMGOLD (IMG-T) – % Change	0%	-28%	-68%	-11%	-37%	163%
S&P/TSX GLOBAL GOLD –% Change	0%	-15%	-47%	-6%	-10%	-51%
NEO Compensation (SCT) – % Change	0%	12%	-2%	-15%	-12%	84%
CEO Compensation (SCT) – % Change	0%	-19%	-1%	-24%	-4%	102%

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees (the “Plan”). Executives participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the executive, each participant receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the executive, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the employee contribution. If an executive contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are made as deposits at IAMGOLD’s fiduciary and are invested following the investment instructions provided by the executive.

Name	Accumulated value at start of year	Compensatory[1]	Accumulated value at year end

Stephen J. J. Letwin	$143,250	$26,010	$177,249

Gordon Stothart	$219,344	$25,370	$256,904

Carol Banducci	$275,096	$22,693	$314,992

Jeffery Snow	$175,377	$21,467	$233,460

Craig MacDougall	$112,633	$14,863	$145,234

(1)	Compensatory value includes the Company’s contribution to the NEO’s defined contribution pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Termination Without Cause: Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Stephen J.J. Letwin: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times (2x) the average CIP compensation paid for the preceding two fiscal years. Such payments cease and CIP compensation is pro-rated upon obtaining new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days.

Gordon Stothart: Continuation of payment of base salary for 24 months or payments may be received as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans. All options vest and remain exercisable for 60 days.

Carol Banducci: Continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years, which payments may be received as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining

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replacement benefits through new employment or, in lieu of benefits, a lump sum payment of not less than 20% of base salary for 24 months. All options and RSUs vest and options remain exercisable for 60 days.

Jeffery Snow: Continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years, which payments may be received as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. All options vest and remain exercisable for 60 days.

Craig MacDougall: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days.

Change of Control: Upon a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. Severance is not payable upon the mere change of control. Severance would only be payable if, within 12 months of the change of control, a NEO’s employment was terminated without cause or the NEO was constructively dismissed.

Stephen J.J. Letwin: A lump sum equal to the payments he is entitled to in the case of a termination without cause. Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Gordon Stothart: If not waived by the employee within 60 days of the change of control, a lump sum equal to two times (2x) base salary. Benefits continue for 24 months, subject to the terms of the benefit plans. All equity-based awards vest and remain exercisable for 60 days.

Carol Banducci: A lump sum equal to the payments she is entitled to in the case of a termination without cause. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, a lump sum payment of not less than 20% of base salary for 24 months. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Jeffery Snow: A lump sum equal to the payments he is entitled to in the case of a termination without cause. Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Craig MacDougall: Continuation of payments he is entitled to in the case of a termination without cause. Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the NEOs

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may not engage in any business activity in competition with the business of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused to the Corporation if a NEO were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any other remedy it may have at law.

The following table sets out only the estimated incremental payments to the NEOs, individually and in the aggregate, in the event of termination without cause, constructive termination and termination following a change of control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the case of a change of control, assuming change of control compensation was payable). Terminations of employment due to resignation, termination for cause, permanent disability, death or retirement do not trigger incremental payments. Values represent a lump sum in terms of severance payments and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	Gordon Stothart	Carol Banducci	Jeffery Snow	Craig MacDougall
Termination without Cause
Severance	$1,762,900	$1,077,294	$1,474,772	$1,151,796	$1,074,009
Equity	$0	$555,860	$1,244,510	$268,280	$0
Benefits	$172,939	$87,522	$181,540	$68,906	$52,997
Total	$1,935,839	$1,720,676	$2,900,822	$1,488,982	$1,127,006
Change in Control
Severance	$1,762,900	$1,077,294	$1,474,772	$1,151,796	$1,074,009
Equity	$4,011,100	$1,567,910	$1,244,510	$782,090	$899,550
Benefits	$172,939	$87,522	$181,540	$68,906	$52,997
Total	$5,946,939	$2,732,726	$2,900,822	$2,002,792	$2,026,556

DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program has the objectives of attracting and retaining high-caliber talented individuals to serve on its Board, align the directors’ compensation with the shareholders’ interests and with the risk profile of the Corporation. The Nominating and Corporate Governance Committee (the “NCGC”), as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s peers, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, risks and the time commitment associated with a directorship of a large, publicly-traded, cross-listed corporation.

Directors’ compensation includes an annual cash retainer and an annual grant of RSUs (“Equity Retainer”). Directors do not receive stock options.

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2016 Directors’ Compensation Summary:

	Cash:	Equity:
Annual Retainer – Chairman	$200,000	$125,000
Annual Retainer – Other Board Members	$110,000	$70,000
Additional Retainer – Chairperson of Audit and Finance, Human Resources & Compensation, and Safety, Environment & Reserve Committees	$25,000	n/a
Additional Retainer – Chairperson of the Nominating and Corporate Governance Committee (“NCGC”)	$15,000	n/a
Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	n/a

Mr. Charter, Chairman of the Board, receives an annual retainer of $325,000. Of such amount, with a view to furthering the alignment between the interests of the Chairman and the interests of the Corporation’s shareholders, $125,000 is received in Common Shares (granted January 1 each year and vested December 31 of the same year, at a price per Common Share equal to the weighted average trading price of a Common Share for the 30 trade days preceding the date of grant), while the remainder is received in cash. Mr. Charter’s direct and indirect holdings of Common Shares of the Corporation were valued at $1,143,222 as of December 31, 2016.

Other than Messrs. Charter and Letwin (who, as CEO, receives no additional compensation while acting in the capacity of an executive director and whose compensation is fully reflected in the Statement of Executive Compensation together with the other NEOs), each director receives an annual cash retainer of $110,000 and an annual equity retainer of $70,000, in the form of Common Shares of the Corporation, subject to the same granting, vesting and pricing conditions as those Common Shares the Chairman of the Board is entitled to each year (as described above).

In recognition of additional responsibilities, complexities and time commitment, each of the Chairperson of the Audit and Finance Committee, HRCC, and Safety, Environment and Reserves Committee receive an additional annual cash retainer of $25,000 and the Chairperson of the NCGC receives an additional retainer of $15,000. Any director travelling in excess of four hours to attend either a Board or Board Committee meeting receives a fee of $1,750. No attendance fee per Board or Board Committee meeting attended is paid in addition to the retainers. Directors receive no compensation other than the above-mentioned.

In 2016, Mr. W. Robert Dengler resigned from the Board on May 4 and has not been replaced.

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The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share- based awards (1)	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total Compensation

Donald K. Charter	$200,000	$123,125	–	–	–	–	$323,125

John E. Caldwell	$135,000	$68,950	–	–	–	–	$203,950

W. Robert Dengler (2)	$62,500	$68,950	–	–	–	–	$131,450

Mahendra Naik	$110,000	$68,950	–	–	–	–	$178,950

Timothy Snider	$135,000	$68,950	–	–	–	–	$203,950

Richard J. Hall	$134,375	$68,950	–	–	–	–	$203,325

Sybil E. Veenman	$120,000	$68,950	–	–	–	–	$188,950

(1)	The number of units awarded is calculated based on the weighted average trading price for the 30 trade days preceding the date of grant of January 1, 2016. The grant value of the share-based awards is calculated by multiplying these numbers of units by the closing market price on the TSX of $1.97 as of December 31, 2015.

(2)	W. Robert Dengler resigned from the board as of May 4 2016.

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the NEOs, the following table sets out for the directors, all share-based awards outstanding as at the end of 2016, the Corporation’s most recently completed financial year.

Outstanding Share-based Awards

	Share-Based Awards

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed (1)

Donald K. Charter	–	–	$324,375

John E. Caldwell	–	–	$181,650

W. Robert Dengler	–	–	n/a

Mahendra Naik	–	–	$181,650

Timothy Snider	–	–	$181,650

Richard J. Hall	–	–	$181,650

Sybil E. Veenman	–	–	$181,650

(1)	The value of the share-based awards are calculated using IAMGOLD’s closing market price on the TSX of $5.19 as of December 30, 2016.

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Also similar to the earlier disclosure provided with respect to the NEOs, for the directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of share-based awards. The directors do not participate in the non-equity incentive plan of the NEOs consisting of the cash performance bonus.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards – Value vested during the year	Share-Based awards – Value vested during the year(1)	Non-equity incentive plan compensation – Value earned during the year

Donald K. Charter	–	$324,375	–

John E. Caldwell		$181,650	–

W. Robert Dengler	–	$143,850	–

Mahendra Naik	–	$181,650	–

Timothy Snider	–	$181,650	–

Richard J. Hall	–	$181,650	–

Sybil E. Veenman	–	$181,650	–

(1)	Except for W. Robert Dengler, the value of the share-based awards vested for all directors is calculated using IAMGOLD’s closing market price on the TSX of $5.19 as of December 30, 2016. The value of the share-based awards vested for W. Robert Dengler is calculated using IAMGOLD’s closing market price on the TSX of $4.11 as of May 4, 2016.

Director Share Ownership

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chairman of the Board), to be achieved within the later of five years of October 1, 2011 and five years of becoming a director. Except for Ms. Veenman, who was appointed by the Board as a director, on December 10, 2015, all directors have met their share ownership requirement.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. As to whether a director has initially achieved the share ownership requirement, the higher of the purchase price or market value of shares acquired is referred to.

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Directors’ Share Ownership at December 31, 2016(1):

Name	# of Common Shares	Total Ownership (value of Shares owned) (2)	Share Ownership Guidelines	Meet Requirement

Donald K. Charter	220,274	$1,143,222	$600,000	Ö

John E. Caldwell	56,621	$293,863	$300,000	Ö

Mahendra Naik	474,285	$2,461,539	$300,000	Ö

Timothy Snider	168,849	$876,326	$300,000	Ö

Richard J. Hall	93,294	$484,196	$300,000	Ö

Sybil E. Veenman	31,264	$162,260	$300,000	Has until Dec 2020 to reach requirement

(1)	Value estimated at Dec 30, 2016 closing price of $5.19

(2)	Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at December 31, 2016.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of US$75 million for the period from November 1, 2016 to November 1, 2017. The deductible amount on the policy is US$500,000 and the total premium is C$414,139.

SHARE INCENTIVE PLAN

The Corporation has established a Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliated companies “Designated Affiliates” (and persons or companies engaged to provide ongoing management or consulting services to the foregoing), each hereinafter referred to as a “Participant”. The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan.

The following is a summary of the Share Incentive Plan, which is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan.

Plan Maximum

There are currently 17,989,083 Common Shares (or approximately 3.87% of the issued and outstanding Common Shares) authorized for issue under the Share Incentive Plan. 12,668,085 Common Shares (or approximately 2.73% of the issued and outstanding Common Shares) are issuable pursuant to outstanding awards under the Share Incentive Plan and, accordingly, 5,320,998 Common Shares (or approximately 1.15% of the issued and outstanding Common Shares) are issuable from treasury pursuant to future awards under the Share Incentive Plan. The maximum number of Common

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Shares available for issue from treasury under the Share Incentive Plan: (a) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, including pursuant to awards outstanding thereunder on the date hereof, is 6,270,259 in the aggregate, subject to adjustment from time to time in accordance with the terms of the Share Incentive Plan; and (b) under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 11,718,824 in the aggregate, subject to adjustment from time to time in accordance with the terms of the Share Incentive Plan.

Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan:

1.	any amendment of a “housekeeping” nature,

2.	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.	any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

2.	any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

3.	any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Plan,

4.	any amendment which extends the expiry date of an Option other than as then permitted under the Share Incentive Plan,

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5.	any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

6.	any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

7.	any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

8.	any amendment to increase the limits on Awards issued to non-employee directors (as described in greater detail below under “Insider Limitations”), and

9.	any amendment to the amending provisions of the Share Incentive Plan.

Insider Limitations

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding. In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board). The Corporation does not provide financial assistance to Participants, including insiders, to acquire Common Shares under the Share Incentive Plan.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (other than non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to

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deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which therefore could result in issuances at less than market price as defined in the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the Participant’s contribution until the Participant’s contribution reaches five per cent of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a Participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant. If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

For the period commencing on January 1, 2016 and ending on the date of this Circular, Common Shares were purchased in the market. An aggregate of 63,693 Common Shares have been issued to date under the Share Purchase Plan representing less than approximately 0.01% of the outstanding Common Shares.

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Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the Committee in its sole and absolute discretion and for no consideration.

An aggregate of 438,247 Common Shares have been issued and zero Common Shares are issuable to date under the Share Bonus Plan, representing, in the aggregate, less than approximately 0.09% of the outstanding Common Shares.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the HRCC at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deterred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

An aggregate of 2,134,563 Common Shares have been issued and 5,187,897 Common Shares are issuable to date under the Deferred Share Plan, representing, in the aggregate, approximately 1.58% of the outstanding Common Shares.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

a)

in the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so

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employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

b)	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or designated affiliate and has been such a director continuously since the date of grant of the option; and

c)	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

To date, option exercises have resulted in the issuance of an aggregate of 13,786,800 Common Shares, representing, in the aggregate, approximately 2.97% of the current outstanding Common

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Shares. Options to purchase an aggregate of 7,480,188 Common Shares are currently outstanding, representing approximately 1.61% of the current outstanding Common Shares. G&M item 27. b) calculate and display the prior years’ grant rate for option grants as a percentage of shares outstanding

Securities Authorized for Issuance under Equity Compensation Plans

The table below provides information as of the Corporation’s most recently completed financial year (December 31, 2016) on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Security holders (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term

Share Option Plan	5,948,147	$7.79	5,770,677	3.84

Share Bonus Plan	–	$0	302,264	n/a

Deferred Share Plan	3,735,121	$0	3,024,027	n/a

For additional reference, the table below provides information as at the close of business on March 30, 2017 on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Security holders (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term

Share Option Plan	7,480,188	$7.12	4,238,636	4.34

Share Bonus Plan	–	$0	302,264	n/a

Deferred Share Plan	5,187,897	$0	693,791	n/a

(1)	The Corporation does not have any Equity Compensation Plans not approved by security holders.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Corporation are committed to a high standard of corporate governance and set an appropriate “tone at the top” for all of those employed by or doing business with the Corporation. The directors recognize that a high standard of corporate governance is important for the successful operation of the business, the preservation of its reputation and the creation and protection of shareholder value, all of which are in the long-term best interests of the Corporation.

The Board has formed a standing Nominating and Corporate Governance Committee (the “NCGC”), the current members of which are Sybil E. Veenman (as Chair), Donald K. Charter and John E. Caldwell, to oversee, among other things, the Corporation’s continued compliance with corporate governance requirements of applicable regulatory authorities. The NCGC monitors evolving corporate governance practices, including those put forward by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation adopts other corporate governance practices consistent with its high standard of governance.

The Corporation is listed on the TSX and the New York Stock Exchange (the “NYSE”). The Corporation complies with the listing requirements of the TSX and the NYSE. The Corporation complies with the corporate governance and other requirements of Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer”, for purposes of the securities regulatory requirements of the United States.

Summary of Favourable Governance Attributes

This Statement of Corporate Governance Practices has been prepared under the supervision of the NCGC and approved by the Board. As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following governance structures and attributes:

1.	in respect of the election of directors, held at least annually, an individual director, as opposed to slate, voting policy and a majority voting policy in non-contested elections, as further described in this Circular under “Majority Voting”;

2.	in respect of the election of directors, an advance notice by-law that requires adequate notice to all shareholders of all director nominees, in addition to those of the Board, sufficient information with respect to all director nominees, as would be provided in a management information circular, and a reasonable opportunity to evaluate all director nominees, in order that an informed vote may be made by every shareholder with respect to any director;

3.	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

4.	a shareholder engagement policy that provides for regular, open and constructive dialogue directly with the Board, in order that the Board have, first-hand, the views of shareholders;

5.	a substantially independent Board, with independent directors comprising approximately 86% of the Board;

6.	no interlocks between either directors or directors and executives serving on other company boards;

7.	conscientious and committed Board members, as demonstrated in 2016 by 100% director attendance at Board and Board committee meetings, and regular, informal, inter-meeting participation in the business of the Corporation, as required to ensure a continued effective level of oversight of the management of the business;

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8.	in addition to a 100% attendance for each director at Board and Board committee meetings, no non-CEO director sitting on more than four public company boards of directors and no director who is a CEO sitting as a CEO of any other public company (as is the case with Mr. Letwin);

9.	the encouragement of Board members to serve on a limited number of other boards of directors to broaden their knowledge and experience and thereby enhance their ability to contribute and participate effectively on the Board, while balancing the substantial time required to fulfill Board duties;

10.	regular in camera (non-management, independent directors only) Board and Board committee discussions, in which, among other things, decisions on management’s recommendations are made;

11.	all standing and key committees of the Board, namely, the Audit and Finance Committee (the “AFC”), HRCC, NCGC and Safety, Environment and Reserves Committee (the “SERC”) , are comprised entirely of independent directors;

12.	an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views, while not compromising efficient decision-making;

13.	written mandates for each of the Board and its committees, that are reviewed and updated regularly to maintain continued relevancy and, collectively, provide an effective framework for a high standard of governance and oversight of the Corporation’s business;

14.	members of committees of the Board are rotated from time to time;

15.	the roles of Chairman of the Board and the CEO of the Corporation are distinct and separate individuals hold such positions;

16.	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC in order to maintain the independence of the external auditor and such fees do not exceed audit or audit-related fees;

17.	the requirement that any work done by the compensation consultant that advises the HRCC for management and fees associated with such work be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

18.	no former CEO or CFO (within the last 17 years) serves on any committee of the Board;

19.	a Board that is not classified, each director being elected for no longer than one year;

20.	a single class share capital structure, consisting only of Common Shares, having equal voting rights and other privileges amongst them;

21.	a compensation model that fully supports pay-for-performance, based on the achievement of measurable, risk-adjusted objectives and metrics, and creates a tangible incentive for management to drive the creation of long-term shareholder value through equity-based compensation awards;

22.	a compensation program without problematic pay practices, due to the inclusion of various restrictions, such as express limitations on the participation of non-executive directors in equity-based compensation, a prohibition on stock option repricing and, generally, shareholder approval being required for amendments to the equity-based Share Incentive Plan of the Corporation that institutional proxy advisors recommend shareholders approve, such as any increase in the equity available for grants or extension of the expiry of grants;

23.	with respect to equity-based compensation, a policy that prohibits executive officers and directors from hedging against a decrease in the value of the Corporation’s shares, to ensure continued alignment of the interests of management and the Board with the interests of shareholders;

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24.	a compensation policy that “claws back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud;

25.	a director compensation program that does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, or has any other problematic pay practice that could compromise the independence of directors;

26.	executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance, or change of control and severance arrangements that are “single triggered” (upon a mere change of control, without further termination or dismissal from employment);

27.	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of shareholders;

28.	director and executive succession planning processes to develop and maintain a deep pool of talent within the Corporation and ensure continued effective management;

29.	a recruitment and nominating process for directors that does not discriminate on the basis of race, gender, age, tenure or other arbitrary factors and specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, gender or otherwise. The selection of new Board members, and the continuation of other Board members or Board renewal, are based on the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate – performance being regularly, at least annually, evaluated by the NCGC and the Board;

30.	as the NCGC had determined that women were underrepresented on the Board, further to the priority being placed by the NCGC on women candidates in any Board renewal process, a Board which includes a female director;

31.	a written policy on diversity that reinforces the commitment to diversity among the Board, executive management and employees generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance;

32.	actively considered Board renewal to ensure that, in addition to a diversity of representation and views on the Board, fresh perspective is maintained on the Board, as demonstrated by the appointment of three new directors since 2011 and an average director tenure of 10 years; and

33.	detailed, timely disclosure of voting results with regard to all matters submitted to shareholders for a vote at shareholder meetings.

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, namely, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent – a “material relationship” with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation (which is encouraged) constitutes such a material relationship with the Corporation.

The Board, through its NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The NCGC obtains information

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relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to the Corporation. After consideration of all relationships between directors and the Corporation, as recommended by the NCGC, the Board has determined that all directors and director nominees for this year’s election of directors, except for the CEO (solely because he is part of management), are independent.

Majority Voting

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election may, in the discretion of the Board, not be accepted as a director. If more than 50% of the votes are withheld from rather than voted for a director’s election, such director shall immediately tender his or her resignation to the Board, which resignation should be accepted and effective, absent exceptional circumstances, within 90 days of the shareholders meeting. A news release will promptly follow. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment. In addition, it will consider any expressed reasons for a withhold vote, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated in accordance with this policy does not participate in the NCGC’s or the Board’s determination as to whether to accept his or her resignation. If the Board accepts the resignation of the director, the director will be required to resign his or her directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, until the next annual general meeting of the Corporation.

Advance Notice of Director Nominations

In addition to a majority voting policy, also as part of the high standard of governance structures and practices of the Corporation, the Corporation’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting provide advance notice of the individual(s) the shareholder intends to nominate and certain other information.

The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees. This allows the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity and sufficient information to evaluate all proposed director nominees and the Board’s recommendations in order that they be able to may make an informed vote with respect to every director nominee.

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Director Compensation

As previously set out in the Circular, in the Statement of Executive Compensation, the NCGC recommends to the Board the structure and amount of director compensation. In making such recommendations to the Board, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with the Corporation, as well as information from independent compensation experts that provide, among other things, market data pertaining to the compensation paid directors of peer group companies.

The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. The director compensation program does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not otherwise have problematic pay practices that could compromise the independence of directors.

Nomination of Directors

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the Corporation. The NCGC examines the overall size of the Board, the mix of skills, competencies and experience that individual directors, as well as the Board as a whole, should possess in light of the Board and Board committee mandates, the Corporation’s strategy and operational, organizational and financial requirements.

Rather than arbitrary age or term limits, which the Board has not adopted, merit, in view of the knowledge, skills, competencies and experiences that the Board should possess from time to time, and performance, are the focuses in director recruitment, nomination and renewal processes. The NCGC, and the Board, have an effective director performance evaluation process which is a better determinant of fitness for continued service on the Board than mere age or term served. Regular, at least annual, evaluation of Board and individual director performance determines the need for Board renewal or replacement of any non-performing director as opposed to strictly age or tenure. The Board maintains an effective Board succession process. Arbitrary age or term limits often prevent or restrict the continued service on the Board of the most experienced and valuable Board members who will have acquired an institutional knowledge of the Corporation over the years of service. However, Board renewal is actively considered by the NCGC, with a view to, in addition to a diversity of representation and views on the Board, continuing to maintain fresh perspective on the Board, as demonstrated by the recent appointment of three new directors since 2011 and an average director tenure of 10 years.

The NCGC, when searching for and recommending to the Board suitable director candidates, recognizes the benefits of a broad diversity of views at the Board achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, competencies, experiences, race, gender or otherwise. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board. Gender is one form of diversity that is considered by the NCGC in the process of its recommendation to the Board of suitable director candidates. Where Board renewal is required, the NCGC specifically request that qualified female candidates be identified and considered in any search process it may conduct for director candidates, in the context of the knowledge, skills, competencies and experiences the Board requires. The Board is currently comprised of one female director and, thus, more than 14% of the Board are women.

The Board not only recognizes the benefits of diversity, including gender diversity, at the level of the Board, but these benefits are also recognized at the level of executive management, having the direct

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responsibility for the day-to-day management of the Corporation. Currently three of ten members, or 30%, of executive management of the Corporation, including major subsidiaries, are female. The Board considers the level of representation of women, together with the level of overall diversity, in executive management when making or approving, from time to time, executive management appointments.

Whether for the executive management of the Corporation, or for the Board, there are recruitment, nominating and succession processes that do not discriminate, and are not biased, on the basis of race, gender, age or other arbitrary factors and recognize the benefits of a diversity of views. Rather, the focuses of the recruitment, nominating and succession processes are merit and performance. Merit can be assessed on the basis of the skills, experiences, competencies and performance required to fulfill the mandate of the Board and to effectively oversee the execution of the strategy of the Corporation from time to time.

As described, merit and performance are the fundamental considerations in the recruitment or nomination of directors and in the appointment of executive management. The level of representation of women is considered, but merit and performance are paramount. The Board has adopted a formal, written policy relating to diversity, generally, including gender diversity, among the Board and executive management. The purpose of such policy is to promote an environment within the Corporation which will provide the widest range of knowledge, skills and experience to be called upon at any time. The benefits of a diverse leadership to the sustained success of the Corporation are recognized and the NCGC is tasked to consider, in its new director nomination recommendations, an appropriate level of diversity, including gender. In terms of the effectiveness of the diversity policy, the NCGC is to assess the level of diversity on the Board on at least an annual basis and report to the Board on the diversity factors being used to evaluate director candidates. With respect to executive management, on at least an annual basis, the CEO, with the assistance of the Senior Vice-President, Corporate Affairs, Health, Safety, Sustainability & People, is to assess the level of diversity. In addition to the guiding policy on diversity, the Board has not adopted targets regarding the representation of women on the Board or in executive management, as such targets, per se, without more, in terms of merit or performance, are not warranted.

In terms of the current strategy of the Corporation, and in respect of the nominees for the election of directors to which this Circular pertains, the NCGC, and the Board, considered, among other attributes, such as gender, age, education, other mining and public company directorships, industry experience and geographical representation, competencies, skills and experience in the following areas (the following comprising the Board skills matrix):

1.	executive leadership/strategic planning;

2.	corporate finance;

3	mergers and acquisitions;

4.	accounting and audit;

5.	risk oversight;

6.	mineral exploration;

7.	mining operations;

8.	mining engineering;

9.	environment/health/safety/corporate social responsibility;

10.	government/international relations;

11.	marketing/communications/public relations;

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12.	human resource management/compensation; and

13.	corporate governance.

The foregoing are confirmed, on at least an annual basis, in light of the strategy and other plans of the Corporation. The independence of the Board, the performance of an incumbent director, the diversity of the Board, the time commitment to the Corporation required of a director and an appropriate board size to facilitate effective decision making are also considered. Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of the Board and its committees and the contribution that individual directors are expected to make to the Corporation.

With a view to reinforcing the alignment between director and shareholder interests, as described in the foregoing Statement of Executive Compensation, director nominees are required by the Board to hold a minimum $300,000 ($600,000 in the case of the Chairman of the Board) worth of Common Shares within the later of five years of October 1, 2011 and five years of becoming a director of the Corporation and to maintain such minimum shareholding in the Corporation throughout the director’s tenure. Given the volatility of equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has attained the minimum holding value there is no requirement for directors to purchase additional shares should the value of the director’s holdings fall below the requirement. As to whether a director has, at any time, attained the requirement, the higher of purchase price and market value of shares acquired is referred to.

The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees. Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chair of the NCGC, through the Corporate Secretary of the Corporation.

Board of Directors

Based on the recommendation of the NCGC, in terms of appropriate geographical, professional and industry representation on the Board, the desired broad level of diversity on the Board, the need to be small enough to facilitate open dialogue among directors and effective decision-making, and in light of current business conditions, the Board has determined that an appropriate size is seven members. The Chairman of the Board is independent and separate from the CEO. Consistent with the Board’s position that independence is fundamental to its effectiveness, all directors are independent, except for the CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings “in camera” (without management, non-independent directors present) and, generally, deliberating and resolving on proposed actions for management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

A total of 24 in camera sessions were held in 2016, with such sessions generally being held at Board and Board committee meetings in 2016. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting. In camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, and any material transaction, agreement or other matter proposed by management. In addition to in camera sessions, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

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It was an active year for the Corporation, with the Board meeting eight times in 2016. When recommending director nominees for election to the Board, the NCGC considers attendance at Board and committee meetings, absent compelling reasons, critical for directors to adequately perform their duties and responsibilities to the Corporation. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review the Corporation’s financial statements and related disclosure documents. Other committees of the Board meet at least once each year and typically more frequently to ensure their mandates are adequately performed. Committees of the Board held a total of 17 meetings in 2016. The following table sets out the attendance record for directors for 2016.

DIRECTORS’ MEETING ATTENDANCE*

Name	Board Meetings		Committee Meetings		Total Board/ Committee Meetings

John E. Caldwell	8 of 8	100%	7 of 7	100%	15 of 15	100%

Donald K. Charter	8 of 8	100%	8 of 8	100%	16 of 16	100%

Richard J. Hall	8 of 8	100%	9 of 9	100%	17 of 17	100%

Stephen J. J. Letwin	8 of 8	100%	Not Applicable	Not Applicable	8 of 8	100%

Mahendra Naik	8 of 8	100%	9 of 9	100%	17 of 17	100%

Timothy Snider	8 of 8	100%	10 of 10	100%	18 of 18	100%

Sybil Veenman	8 of 8	100%	4 of 4	100%	12 of 12	100%

*	Percentages are rounded to nearest full percentage point

The NCGC reviews directorships and committee appointments held by director nominees and current directors outside of the Corporation. The NCGC scrutinizes the time and resource commitment a director nominee or current director who is a CEO of a public company and also a director of other public companies or, if not the CEO of a public company, a director of several public companies, is reasonably able or continue to be able to make and will have a discussion specifically with such director nominee or current director about the expected time and resource commitment to the Corporation’s business and affairs. In addition to their actual level of attendance or participation at Board and Board committee meetings, which is the paramount consideration for the NCGC in assessing the performance of current directors or the suitability of potential director nominees, particular attention is given to any director who currently serves as CEO of a public company and sits on more than one other public company board of directors and, otherwise, any non-executive director who sits on more than four public company boards of directors. As set out above, the NCGC noted a 100% attendance of all current directors at Board and Board committee meetings.

Apart from the Corporation, in addition to the number of boards of directors on which a director nominee or current director sits, the NCGC will consider the nature of the company or entity on whose board the director nominee or director sits, as to the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also examines whether the company or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange (“TSX-V”)), all with a view to determining whether a director nominee or current director can and can continue to devote the time and resources necessary to the business and affairs of the Corporation.

The NCGC has found each of this year’s director nominees, as reflected in their 100% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and

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resources necessary to adequately oversee the conduct of the Corporation’s business and affairs. The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers of the Corporation, at other public companies.

The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors.

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS

Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
John E. Caldwell	Faro Technologies Inc. (NASDAQ)	Chair of the Audit Committee Member of the Compensation Committee Member of the Nominating and Governance Committee Member of the Operational Audit Committee

	Advanced Micro Devices Inc. (NASDAQ)	Chairman of the Board Chair of the Nominating and Governance Committee Member of the Audit and Finance Committee
Donald K. Charter	Dream Office REIT (TSX)	Chair of the Compensation, Health and Environmental Committee Member of the Governance & Nominating Committee
	Lundin Mining Corporation (TSX)	Chair of the Human Resources & Compensation Committee Member of the Governance Committee

	Sprott Resource Holdings Inc. (TSX)	Member of the Human Resources & Compensation Committee Member of the Governance & Nominating Committee
Stephen J.J. Letwin	Precision Drilling Corp. (TSX) (NYSE) ONEnergy Inc (TSX-V)	Member of the Human Resources & Compensation Committee Member of the Corporate Governance Chairman of the Board
Richard J. Hall	Klondex Mines Ltd. (TSX, :KDX,) Orla Mining Ltd. (TSX-V)	Chairman of the Board; Member of the Compensation & the Governance Committee Member of the Legacy Committee None
Mahendra Naik	Fortune Minerals Inc. (TSX)	Chairman of the Board Chair of the Audit & Compensation Committee

	GoldMoney Inc. (TSX-V)	Chair of the Audit & Compensation Committee Member of the Risk Committee

	First Global Data Limited (TSX-V)	Chair of the Audit and Governance Committees
Timothy R. Snider	TECK RESOURCES, Limited (TSX, NYSE)	Member of the Compensation Committee Member of the Audit Committee Member of the Government & Nominating Committee
Sybil E. Veenman	Noront Resources Ltd. (TSX-V)	Member of the Compensation, Governance and Nominating Committee. Member of the Environmental, Health, Safety and Sustainability Committee
	Royal Gold Inc. (NASDAQ)	Member of the Compensation, Nominating and Governance Committee

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Board Roles and Responsibilities

The roles and responsibilities of the Board are prescribed by applicable law as well as the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation and oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of shareholder value. The Board oversees the following matters, among others:

1.	the adoption of strategic and capital and operating plans and budgets for the Corporation, at least annually;

2.	the performance of the CEO and other executive officers to execute and effectively implement the strategic plan adopted by the Board;

3.	the Corporation’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

4.	that the Corporation is effectively governed through the adoption of sound corporate governance structures and practices, its assets are protected, its reputation preserved and it continues to comply with all laws applicable to its business, wherever conducted;

5.	the identification of risks of the Corporation’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

6.	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

7.	executive management succession planning, including appointing, training and monitoring executive management – regular presentations to the Board by executives assist the Board in making first-hand assessments of their competencies; and

8.	director succession planning, such that the Board remains appropriately balanced in terms of the required skills, competencies and experience and diversity amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of shareholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “B”.

Directors are expected to be familiar with the Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and withdrawing from any discussion, assessment or decision of the Board relating to any matter in which the director is conflicted. All of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not vote on the matter.

Committees of the Board

The Board, to assist it in the performance of its mandate and oversight of the management of the Corporation, has formed a standing AFC, HRCC, NCGC and SERC. The Board may form other committees from time to time as necessary or appropriate to adequately address specific matters. The members of each committee are comprised exclusively of the independent directors of the Board.

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The chair of a committee is appointed by that committee’s members, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees and the Board. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website, at www.iamgold.com. Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

The Audit and Finance Committee currently consists of three independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, prepared by management, as well as oversee the control environment surrounding the process of preparation. The review of the process entails oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions and estimates of management reflected in the financial statements. The AFC monitors the external auditor’s independence and, in maintaining the independence of the external auditor, pre-approves the non-audit services and fees of the external auditor. The AFC recommends to the Board, each year, the nomination of an external auditor and regularly monitors the performance of the external auditor. The lead audit engagement partner is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of financial controls risks. In addition to in camera sessions with the internal and external auditors, to discuss their audits and attestation processes, the AFC also holds private sessions with the CFO. In addition, the AFC oversees financial planning and related policies as well as proposed capital expenditures and investments.

For purposes of applicable securities regulatory requirements, upon a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held four meetings in 2016. The current members of the AFC are John E. Caldwell (as Chair), Mahendra Naik, and Richard J. Hall. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, under the heading “Item VIII – Audit and Finance Committee”, at pages 103 through 106, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR, at www.sec.gov/edgar.shtml, which information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

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The Human Resources and Compensation Committee currently consists of three independent directors. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been a former senior executive of a publicly traded company. Its roles and responsibilities, together with management, include the development of a responsible pay-for-performance compensation program and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity. The pay-for-performance compensation program is designed to motivate employees to achieve specific performance objectives that are aligned with the creation and preservation of shareholder value. The Corporation has undertaken steps to ensure that incentive compensation may be lawfully “clawed back” in cases where the results under which it was granted is subsequently not confirmed, such as in cases of material earnings restatements or fraud. The program is competitive with that of the Corporation’s peer group companies to attract, retain and motivate talented management, who drive shareholder value creation over the long-term. The compensation policy precludes stock option backdating or re-pricing and the hedging against a decrease in value of compensation awards. Executive employment agreements will not be entered into by the Corporation without a “double trigger” in respect of change of control or severance entitlement and no increased cash payment on a change of control event will be made. There are no supplemental executive pension plans.

Further information with respect to the pay-for-performance philosophy, guidelines and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded executive management, the metrics and the process and benchmarks used to assess the performance of management may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held five meetings in 2016. The current members of the HRCC are Timothy R. Snider (as Chair), Mahendra Naik and Donald K. Charter.

The Nominating and Corporate Governance Committee currently consists of three independent directors. Its primary responsibilities, in addition to the recommendation to the Board of suitable nominees for election to the Board, are to oversee the Corporation’s continued compliance with evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also advises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate. The NCGC is also mandated to review the performance or contributions of individual directors and the Board as a whole. The size and composition of the Board, the level of diversity, including gender diversity, among the Board and the orientation and continuing education of directors as well as their compensation are also reviewed.

The NCGC held three meetings in 2016. The current members of the NCGC are Sybil E. Veenman (as Chair), Donald K. Charter and John E. Caldwell.

The Safety, Environment and Reserves Committee currently consists of three independent directors. The mandate of the SERC is, in part, to assist the Board in the oversight of management’s fulfillment of the Corporation’s social responsibilities at all operations, wherever situated. It oversees the

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Corporation’s compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties. The mandate of the SERC is also to oversee the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects), adopted by Canadian securities regulatory authorities. The SERC reviews the competencies, skills, experiences and qualifications of the qualified persons (the “QPs”) used by the Corporation in the preparation and disclosure of resources and reserves estimates and confirms that such QPs were in no way impeded or inappropriately influenced in such preparation and disclosure.

The SERC held five meetings in 2016. The current members of the SERC are Richard J. Hall (as Chair), Timothy R. Snider and Sybil Veenman.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The current Chair of the Board is Donald K. Charter. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “B”) of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all information that directors and shareholders are provided and ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The Chair of the Board is, as determined by the Board, independent. The Chair facilitates communication among the Corporation’s independent directors and between the independent directors and executive management. He or she is responsible for leading the Board and organizing it to function constructively and independently of management. The Chair reviews any comments, recommendations or requests made by independent directors and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the NCGC and approved by the Board, define the authority, roles and responsibilities of each of the committees and the committee chairs. Committee chairs may take from their respective committee mandates their position descriptions. These mandates may be accessed on the Corporation’s website, at www.iamgold.com.

The Board and the CEO have developed written position descriptions for the CEO and other executive management. The primary responsibility of the CEO is to provide leadership of the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development and delineation of the responsibilities, and monitoring the performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, the CEO would resign his or her directorship.

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Assessments of Board Performance

The NCGC assesses the performance of the Board and its committees and the performance of individual directors. The committees of the Board, led by their Chairs, assist the NCGC through self-assessments of the performance of their respective mandates. On an annual basis, each director is required to complete confidential questionnaires, approved by the NCGC, that evaluate the performance of the Board and its Chair. Confidential director peer reviews are performed in the context of discussions between individual directors and the Chair of the NCGC, who reviews, in confidence, all director evaluations and recommends to the NCGC any actions that may be deemed necessary or advisable to assist the Board in continuing to function effectively. The NCGC may engage external, independent advisors to assist with interviews with directors as part of its overall Board evaluation process. Director performance, assessed in part against the competencies, skills and contributions the director is expected to bring to the Board, factors significantly in the nomination of incumbent directors, such as the directors nominated in this Circular.

Orientation and Continuing Education

In respect of the orientation of new directors to the roles and responsibilities of the Board, its committees and individual directors, as well as the nature and operation of the Corporation’s business, new directors may be briefed by the Chairman, CEO, other independent directors and executive management. Tours of the Corporation’s operations are made available. Written information and advice is also made available to new directors (and on an ongoing basis) by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Corporation’s Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and its committees and the most recent annual report, annual information form and management information circular of the Corporation are also provided.

To assist directors with remaining current with respect to the Corporation and their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations, and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation. Directors are regularly and timely informed by the CEO, and other members of the executive management team, of strategic issues affecting the Corporation, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business.

Code of Business Conduct and Ethics

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation. Service providers to the Corporation, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her

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interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website, at www.iamgold.com.

Any departure from the Code by a director or executive officer must be promptly disclosed. There were no such departures from the Code in 2016. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for termination of employment.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2016, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2016, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Additional Information

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www.sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2016, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2016.

Shareholder Proposals

To be eligible for inclusion in the Circular for the 2018 annual general meeting of Shareholders, shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, on or before December 31, 2017.

IAMGOLD Board Approval

The Board has approved the contents and sending of this Circular to shareholders.

DATED at Toronto, Ontario, this 30th day of March, 2017.

BY ORDER OF THE BOARD

STEPHEN J. J. LETWIN
President and Chief Executive Officer

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APPENDIX “A”

DIRECTOR NOMINEE BIOGRAPHIES

Stephen J. J. Letwin

Mr. Letwin was appointed President and Chief Executive Officer of IAMGOLD Corporation on November 1, 2010. He has been a member of the Board of Directors since joining the Company. Specializing in corporate finance, operational management, and merger and acquisitions, Stephen brings over 30 years of experience from the highly-competitive resource sector. Mr. Letwin actively leads his executive management team with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Mr. Letwin was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Stephen was responsible for Enbridge’s natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership’s Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada. Mr. Letwin currently serves as Director for Precision Drilling Corp.

Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Stephen has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children’s Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Stephen was awarded the 2006 Alberta Centennial Medal. In 2011, Mr. Letwin was made an Officer of the National Order of Burkina Faso.

John E. Caldwell

Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs, Chief Financial Officer of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell is Chairman of and has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

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Donald K. Charter

Mr. Charter is currently a corporate director serving on four public company boards which includes Lundin Mining Corporation, Dream Office Reit and Sprott Resource Holdings Inc. Most recently Mr. Charter was the President, CEO and a Director of Corsa Coal Corp., an international metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania, from 2010 to August 2013. Mr. Charter successfully built Corsa from a start up to an established domestic and international supplier of US low vol metallurgical coal. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice, becoming a partner in a national law firm. Mr. Charter joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. He became the inaugural Chairman and CEO of the Dundee Securities group of companies, and oversaw its growth from a start up to a major independent financial services company. Mr. Charter left this group and focused his attention on his personal consulting and investment company, and as a corporate director primarily in the resource sector. Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees as well as a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

Richard J. Hall

Mr. Hall was appointed a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves as Chairman of Klondex Mines Ltd. and as a director of Orla Mining Ltd. Mr. Hall formerly served as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold now called Alamos Gold. Mr. Hall also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 10 years Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors including Chairman of Premier Gold, Chairman of Grayd Resources and Director of Kaminak Gold. Mr. Hall also served on numerous audit, compensation and governance committees during his career as well as chairing several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations including, Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, Director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists (SEG). Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is a member of the National Association of Corporate Directors and has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program and is a member of ICSA.

Mahendra Naik

Mr. Naik has been involved with IAMGOLD since its inception in 1990 as one of the founding Directors and Chief Financial Officer. As CFO from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and in project debt financings in excess of U.S. $350 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including the IAMGOLD’s initial public offering in 1996. From 2000 to date, as a Director, Mr. Naik has been a member of the Audit and Compensation Committees. Mr. Naik is the Chairman of the Board, Audit and Compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been Director of Goldmoney Inc, a TSX listed precious metals financial services company and is Chairman of Audit

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and Compensation committees. Mr. Naik also is a Director and Chairman of the Audit and Corporate Governance Committees for FirstGlobalData, a TSV financial services company, as well as a member of the Compensation committee. Mr. Naik is involved in number of non-profit organizations, including the Indus Entrepreneurs and Trillium Hospital Foundation.

Mr. Naik is a Chartered Professional Accountant and practised for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

Timothy R. Snider

Mr. Snider is the Chairman of Cupric Canyon Capital, LLC, a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources Limited of Vancouver. He is also a former director of Cia. De Minas Buenaventura based in Lima, Peru, and of Compass Minerals based in Overland Park, Kansas where he served as Chairman of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the Nature Conservancy (Arizona chapter), University of Arizona’s Institute for Mineral Resources (founding Chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

Sybil Veenman

Ms. Veenman is a corporate director serving on three public company boards, with over 20 years of mining industry experience. In addition to IAMGOLD, she sits on the board of directors of Noront Resources Ltd. and is a member of the Compensation, Corporate Governance and Nominating and Environmental, Health, Safety and Sustainability committees. She also sits on the board of directors of Royal Gold Inc. and is a member of the Compensation, Nominating and Governance Committee. Most recently, as Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social aspects of the mining business. Prior to that, she served as Associate General Counsel and Secretary for Lac Minerals Ltd. and previously practiced law with a large law firm from 1989 until 1994. She holds a Law degree from of the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute.

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APPENDIX “B”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	manage, or supervise the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.	act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

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C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)	approve the appointment of all corporate officers;

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(vi)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to ensure that the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)	developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

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(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

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(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a Human Resources and Compensation Committee, a Safety, Environment and Reserves and a Nominating and Corporate Governance Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

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9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.

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APPENDIX “C”

2016 VOTING RESULTS

Computershare

IAMGOLD CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 4, 2016

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Elect John E. Caldwell as Director	175,520,396	0	17,289,138	1,625	59,622,968	91.03%	0.00%	8.97%
Elect Donald K. Charter as Director	171,501,612	0	21,307,921	1,625	59,622,969	88.95%	0.00%	11.05%
Elect Sybil E. Veenman as Director	191,364,343	0	1,445,191	1,625	59,622,968	99.25%	0.00%	0.75%
Elect Richard J. Hall as Director	175,640,136	0	17,169,398	1,625	59,622,968	91.10%	0.00%	8.90%
Elect Stephen J. J. Letwin as Director	172,358,458	0	20,450,556	2,145	59,622,968	89.39%	0.00%	10.61%
Elect Mahendra Naik as Director	172,087,930	0	20,721,083	2,145	59,622,969	89.25%	0.00%	10.75%
Elect Timothy R. Snider as Director	177,105,530	0	15,703,484	2,145	59,622,968	91.86%	0.00%	8.14%
Appointment of Auditors	234,744,865	0	17,687,637	1,625	0	92.99%	0.00%	7.01%
Advisory Vote on Executive Compensation	172,544,311	20,265,223	0	1,625	59,622,968	89.49%	10.51%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	194
TOTAL SHARES ISSUED & OUTSTANDING:	405,937,036
TOTAL SHARES VOTED:	252,434,127
TOTAL % OF SHARES VOTED:	62.19%

FLORENCE SMITH
SCRUTINEER

JOSETTE KOFFYBERG
SCRUTINEER

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